Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2026

April 30, 2026

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated April 30, 2026 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2026 and 2025 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay" or the "Company" refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2026.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in Hudbay's MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- Hudbay uses a number of non-GAAP financial performance measures in Hudbay's MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Persons and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 59 of this MD&A.

Additional information regarding Hudbay, including the risks related to its business and those that are reasonably likely to affect its consolidated interim financial statements in the future, is contained in Hudbay's continuous disclosure materials, including its most recent Annual Information Form, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

HUDBAY'S BUSINESS

Hudbay is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. The Company's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations. Hudbay is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

HUDBAY'S PURPOSE

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Hudbay transforms lives: Hudbay invests in its employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from the Company's presence.

Hudbay operates responsibly: From exploration to closure, Hudbay operates safely and responsibly, welcomes innovation and strives to minimize its environmental footprint while following leading operating practices in all facets of mining.

Hudbay provides critical metals: Hudbay produces copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Achieved Record Adjusted EBITDA Driven by Stable Copper and Gold Production and Industry-Leading Margins; 2026 Production and Cost Guidance Reaffirmed

• Achieved record quarterly revenue of $757.3 million, record quarterly adjusted EBITDA1 of $421.9 million and record adjusted net earnings attributable to owners1 of $159.1 million in the first quarter, driven by steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business.

• Consolidated copper and gold production of 27,929 tonnes and 61,700 ounces, respectively, in the first quarter was in line with quarterly cadence expectations.

• Industry-leading cost performance continues with record low consolidated cash cost1 and sustaining cash cost1, net of by-product credits, of $(1.80) and $0.00, respectively, in the first quarter.

• Reaffirmed full year 2026 consolidated production guidance including 110,000 to 138,000 tonnes of copper and 217,000 to 272,000 ounces of gold. Reaffirmed 2026 cost guidance, including consolidated cash cost1 guidance of $(0.30) to $(0.10) per pound of copper and sustaining cash cost1 guidance of $1.70 to $2.10 per pound of copper.

• Peru operations produced 20,573 tonnes of copper and 8,770 ounces of gold in the first quarter of 2026, in line with quarterly cadence expectations after the depletion of Pampacancha at the end of 2025, offset by record mill throughput during the first quarter. Peru cash cost1, net of by-product credits, of $0.70 was better than expected as the Peru operations demonstrated strong cost control and benefitted from higher by-product prices.

• Manitoba operations produced 47,743 ounces of gold, 2,535 tonnes of copper, 4,565 tonnes of zinc and 213,208 ounces of silver in the first quarter of 2026, in line with quarterly cadence expectations. Manitoba cash cost1 of $408 per ounce of gold outperformed the low end of the 2026 annual guidance range of $500 to $800 per ounce as a result of higher by-product prices.

• British Columbia operations produced 4,821 tonnes of copper, 5,187 ounces of gold and 43,042 ounces of silver in the first quarter of 2026, in line with quarterly cadence expectations. British Columbia cash cost1 of $2.41 per pound of copper was within the 2026 annual cost guidance range of $1.50 to $2.50 per pound.

• First quarter net earnings attributable to owners and earnings per share attributable to owners were $190.4 million and $0.48, respectively, reflecting the strong gross profit margins as a result of higher metal prices. After adjusting for various non-cash items on a pre-tax basis, first quarter adjusted earnings1 per share attributable to owners was $0.40.

• Cash and cash equivalents were $1,003.8 million and total liquidity2 was $1,429.0 million at the end of the first quarter of 2026, benefitting from the approximate $420 million initial cash contribution from Mitsubishi Corporation ("Mitsubishi") received on closing of the Copper World joint venture transaction in January 2026.

Continued Strong Financial Discipline and Prudent Balance Sheet Management

• Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive free cash flow.

• While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues. Gold revenues were 39% of gross revenue in the first quarter of 2026.

• Delivered free cash flow1 generation of $102.3 million during the first quarter of 2026.

• Achieved record quarterly adjusted EBITDA1 of $421.9 million in the first quarter of 2026, resulting in record trailing twelve month adjusted EBITDA1 of $1,195.6 million.

• Net debt1 decreased by $434.1 million to $5.6 million as at March 31, 2026 compared to $439.7 million at December 31, 2025, benefitting from the closing of the Copper World joint venture transaction in January 2026.

• Net debt to adjusted EBITDA ratio1 was 0.0x in the first quarter of 2026, significantly improved from 0.4x in the fourth quarter of 2025 as a result of the initial proceeds received Mitsubishi on closing of the Copper World joint venture transaction.

• Consistent with Hudbay's prudent balance sheet management and focus on cost of capital, following the quarter, Hudbay repaid its outstanding 2026 senior unsecured notes on maturity on April 1, 2026, using a combination of cash on hand and a $272 million draw on its low-cost revolving credit facilities, providing the Company with continued financial flexibility in advance of a Copper World sanctioning decision later this year.

• Hudbay's enhanced Capital Allocation Framework is embedded into its annual financial planning cycle to provide a holistic approach to capital allocation decisions to maximize long-term risk-adjusted returns, including capital deployment into brownfield projects, greenfield projects, strategic investments and exploration, while considering debt repurchases, share buybacks and dividends.

Advancing Generational Growth Investments to Further Enhance Copper and Gold Exposure

• Released annual reserve and resource update with mine life extensions and improved three-year production outlook, including a 24% increase in consolidated average annual copper production over the next three years, a four year mine life extension in Snow Lake to 2041 and a two year mine life extension at Copper Mountain to 2045.

• Closed the accretive $600 million joint venture transaction with Mitsubishi in January 2026, securing a premier, long-term 30% strategic partner for the development of Copper World. The Copper World definitive feasibility study ("DFS") on track for completion in mid-2026 with a project sanctioning decision expected in 2026.

• Received key permit amendments for the New Ingerbelle expansion project at Copper Mountain, enhancing the copper and gold production profile and securing a longer mine life.

• Announced acquisition of Arizona Sonoran Copper Company Inc. ("ASCU") to bring together two highly complementary copper growth assets in Arizona and strengthen Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. When completed, the acquisition is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and benefit from increasing demand for domestically produced critical minerals in the U.S. through the staged development of Copper World and Cactus.

• Continued to advance a large Snow Lake exploration program to further increase near-term production and mineral reserves, test regional satellite deposits for additional mill feed to utilize available capacity at Stall and explore the large land package for a new anchor deposit to meaningfully extend mine life.

• Increased drilling activities at the copper-gold-zinc Talbot deposit near Snow Lake with eight drill rigs deployed and several step-out drill holes indicating resource expansion potential.

• Advancing plans to initiate a pre-feasibility study for the Mason copper project in Nevada.

Summary of First Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 27,929 tonnes and consolidated gold production of 61,700 ounces in the first quarter of 2026. Consolidated copper and gold production was lower than the fourth quarter of 2025 due to the depletion of high grade Pampacancha ore in late 2025, partially offset by higher mill throughput in all three operations during the first quarter compared to the fourth quarter of 2025. Consolidated silver production of 787,449 ounces was lower than the fourth quarter of 2025 for similar reasons. Zinc production of 4,565 tonnes in the first quarter of 2026 also declined compared to the previous quarter, primarily reflecting lower ore grades at the Manitoba operations.

Cash generated from operating activities was $211.3 million and remained relatively consistent with the fourth quarter of 2025 as a result of a favourable change in non-cash working capital. Operating cash flow before changes in non-cash working capital was $208.7 million during the first quarter of 2026, reflecting a decrease of $128.2 million from the fourth quarter of 2025. This decrease primarily relates to higher cash taxes paid in the first quarter of 2026 compared to the fourth quarter of 2025.

Adjusted EBITDA1 was $421.9 million in the first quarter of 2026, achieving a new quarterly record and representing an increase compared to $385.9 million in the fourth quarter of 2025, as higher realized metal prices resulted in strong gross profit margins during the quarter.

Net earnings attributable to owners was $190.4 million, or $0.48 per share, in the first quarter of 2026 compared to $128.0 million, or $0.32 per share, in the fourth quarter of 2025. The increase is a result of lower depreciation due to the full depletion of Pampacancha realized in the fourth quarter of 2025 as well as increased mark-to-market gains on investments, partially offset by higher tax expense.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the first quarter of 2026 were $159.1 million and $0.40 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $38.7 million mark-to-market revaluation net gain on various instruments such as investments and share-based compensation and a non-cash $10.7 million foreign exchange loss, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $86.0 million and $0.22 per share, respectively, in the fourth quarter of 2025. The increase is a result of higher realized metal prices and strong cost control across the operations resulting in higher gross profit margins.

Consolidated cash cost1, net of by-product credits, in the first quarter of 2026 was $(1.80) per pound of copper, compared to $(0.63) per pound in the fourth quarter of 2025, as Hudbay continued to demonstrate strong cost control across its operations and benefitted from higher by-product metal prices. The decrease in cash costs from the fourth quarter of 2025 was a result of higher by-product credits reflecting the benefits of Hudbay's diversified asset portfolio with higher realized prices across all metals.

Consolidated sustaining cash cost1, net of by-product credits, in the first quarter of 2026 was $0.00 per pound of copper, compared to $0.94 per pound in the fourth quarter of 2025. This decrease was primarily due to the same factors impacting consolidated cash cost noted above, partially offset by planned higher cash sustaining capital expenditures compared to the first quarter of 2025.

Consolidated all-in sustaining cash cost1, net of by-product credits, in the first quarter of 2026 was $0.73 per pound of copper, lower than the fourth quarter of 2025 due to the same reasons noted above, partially offset by higher corporate general and administrative ("G&A") costs from the revaluation of Hudbay's share-based compensation due to a higher share price.

As at March 31, 2026, total liquidity2 was $1,429.0 million, including $1,003.8 million in cash and cash equivalents, and undrawn availability of $425.2 million under Hudbay's revolving credit facilities. Net debt1 at the end of the first quarter was $5.6 million, marking a $434.1 million improvement from fourth quarter of 2025 primarily as a result of the cash received upon closing of the Copper World joint venture transaction.

On April 1, 2026, Hudbay repaid the outstanding aggregate principal amount of $472.5 million of its 2026 senior unsecured notes (the "2026 Notes") on maturity using a combination of cash on hand and a $272.0 million draw on its low-cost revolving credit facilities. After giving effect to this repayment Hudbay's total liquidity decreased by $472.5 million to $956.5 million. The repayment of the 2026 Notes using available liquidity is consistent with Hudbay's prudent balance sheet management and focus on cost of capital and provides the Company with continued financial flexibility in advance of a Copper World sanctioning decision later this year. Hudbay expects that the current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the year.

*Copper equivalent production is calculated using the quarter average LME prices for each metal.

1 Adjusted net earnings - attributable to owners and adjusted net earnings per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Liquidity includes $1,003.8 million in cash and cash equivalents as well as undrawn total availability of $425.2 million under Hudbay's revolving credit facilities.

KEY FINANCIAL RESULTS

Financial Condition
(in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2026	Dec. 31, 2025
Cash and cash equivalents[1]	$1,003.8	$568.9
Total long-term debt	1,009.4	1,008.6
Net debt[2]	5.6	439.7
Working capital[3]	407.3	(65.6)
Total assets	6,896.9	6,223.3
Equity attributable to owners of the Company	3,533.5	3,231.0
Net debt to adjusted EBITDA [2]	0.0	0.4
1 As at March 31, 2026 cash and cash equivalents includes $370.7 million in cash held by Copper World LLC. These funds are contractually restricted solely for the advancement of the Copper World project and are not available to the general Hudbay group.
[2] Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[3] Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements. Working capital as of March 31, 2026 and December 31, 2025 was impacted by an increase in the current portion of long-term debt as the 2026 Notes had a maturity date within one year as of the financial reporting date. Current portion of long-term debt was $472.5 million as of March 31, 2026 (December 31, 2025 - $472.1 million). As disclosed in this MD&A, the 2026 Notes were repaid in full on April 1, 2026 using a combination of available cash and a drawdown of $272 million on the Company's senior secured revolving credit facilities.

Financial Performance	Three months ended
(in $ millions, except per share amounts or as noted below)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Revenue	$757.3	$732.9	$594.9
Cost of sales	389.3	462.8	363.6
Earnings before tax	339.0	257.1	171.3
Net earnings	191.5	128.0	99.2
Net earnings attributable to owners	190.4	128.0	100.4
Basic and diluted earnings per share - attributable	0.48	0.32	0.25
Adjusted earnings per share - attributable[1]	0.40	0.22	0.24
Operating cash flow before change in non-cash working capital	208.7	336.9	163.5
Adjusted EBITDA[1]	421.9	385.9	287.2
Free cash flow[1]	102.3	225.0	84.4
[1] Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Guidance
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025	Annual 2026
Contained metal in concentrate and doré produced[1]
Copper	tonnes	27,929	33,069	30,958	110,000 - 138,000
Gold	oz	61,700	84,298	73,784	217,000 - 272,000
Silver	oz	787,449	1,002,985	919,775	2,900,000 - 3,690,000
Zinc	tonnes	4,565	5,703	6,265	16,000 - 21,000
Molybdenum	tonnes	380	325	397	900 - 1,100
Payable metal sold
Copper	tonnes	29,544	34,132	31,768
Gold[2]	oz	66,562	84,424	75,092
Silver[2]	oz	923,051	871,006	1,006,968
Zinc	tonnes	3,897	3,972	4,857
Molybdenum	tonnes	375	190	448
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.
[2] Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

KEY COST RESULTS

		Three months ended			Guidance
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025	Annual 2026
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	0.70	0.57	1.11	1.70 - 2.10
Sustaining cash cost[1]	$/lb	1.43	1.53	1.92
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	408	705	376	500 - 800
Sustaining cash cost[1]	$/oz	833	1,110	626
British Columbia cash cost per pound of copper produced
Cash cost[1]	$/lb	2.41	4.82	2.44	1.50 -2.50
Sustaining cash cost[1]	$/lb	7.81	8.87	4.24
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	(1.80)	(0.63)	(0.45)	(0.30) - (0.10)
Sustaining cash cost[1]	$/lb	0.00	0.94	0.72	1.70 -2.10
All-in sustaining cash cost[1]	$/lb	0.73	1.43	0.97
[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, and net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

RECENT DEVELOPMENTS

Continued Free Cash Flow Generation Driven by Expanding Operating Margins; Emerging External Cost Pressures Insulated by Diversified Copper and Gold Exposure

Hudbay has delivered several quarters of significant free cash flow generation as a result of steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business. While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production represents a meaningful portion of total revenues. Gold revenues were 39% of gross revenue in the first quarter of 2026.

Hudbay's cost control efforts are focused on navigating emerging external cost pressures, such as higher fuel prices and short-term labour challenges. The Company is not experiencing any disruption to fuel availability and is mitigating the cost pressures, through initiatives to further improve throughput and enhance operating efficiencies. Hudbay benefits from its diversified platform with significant by-product credits from gold production and the polymetallic nature of the Company's ore deposits.

With the Company's prudent balance sheet management and further reduction in net debt during the first quarter of 2026, Hudbay is well-positioned to advance its generational growth investments across the portfolio and allocate capital to the highest risk-adjusted return opportunities to deliver significant value for stakeholders.

Copper World DFS On-track for Completion in Mid-2026

In January 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World. The $420 million of initial proceeds received at closing from Mitsubishi will be used to directly fund the remaining DFS costs and pre-sanctioning costs in addition to the initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months of closing to complete its 30% minority investment and will also fund its pro-rata 30% share of future equity capital contributions.

Feasibility activities for Copper World are well underway with the DFS progressing above 85% completion at the end of March. The DFS continues to be on-track for completion in mid-2026. Hudbay continues to execute detailed engineering work and other de-risking activities in preparation for a Copper World sanctioning decision expected later in 2026.

Announced Acquisition of Arizona Sonoran to Create the Third Largest Copper District in North America

On March 2, 2026, Hudbay entered into a definitive agreement (the "Arrangement Agreement") pursuant to which Hudbay has agreed to acquire all of the issued and outstanding common shares of ASCU, not already owned by Hudbay, for consideration of 0.242 of a common share of Hudbay per common share of ASCU (the "Transaction"). Following completion of the Transaction, Hudbay will own a 100% interest in ASCU's Cactus project.

The Transaction brings together two highly complementary copper growth assets in Arizona and strengthens Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions. When completed, the Transaction is expected to enhance Hudbay's long-term copper production profile, expand its U.S. growth pipeline, and benefit from increasing demand for domestically produced critical minerals in the U.S. Significant operational efficiencies and regional synergies are expected with Hudbay's staged development of Copper World and Cactus.

The Transaction is subject to ASCU shareholder approval at a special meeting scheduled to be held on May 11, 2026 and customary regulatory approvals. The Transaction is expected to close in the second quarter of 2026.

Annual Reserve and Resource Update and Three-Year Production Guidance

Hudbay provided its annual mineral reserve and resource update and issued new three-year production guidance on March 27, 2026.

In Peru, current mineral reserve estimates total 488 million tonnes at 0.24% copper containing approximately 1.2 million tonnes of copper. The expected mine life of Constancia is now until 2040 as mill throughput rates are expected to increase to more than 90,000 tonnes per day starting in the second half of 2026 with the installation of two pebble crushers and related permit amendments. Constancia's three-year production guidance reflects stable annual copper production averaging approximately 87,5001 tonnes of copper over the next three years, as the depletion of Pampacancha in 2025 is offset by higher mill throughput and operating efficiencies. 2027 and 2028 copper production is expected to be 90,0001 tonnes, a 9% increase from 2026 expected copper production of 82,5001 tonnes, benefitting from a full year of increased mill throughput, operating efficiencies and mine plan optimization to smooth copper production over the three-year period. The benefits of the mine plan optimization initiatives extend beyond the 3-year outlook with 2029 copper production expected to continue near these levels.

In Snow Lake, current mineral reserve estimates total approximately 19.6 million tonnes with approximately 1.9 million ounces of gold and support a mine life to 2041, representing an extension of four years. Snow Lake's life-of-mine production schedule has been optimized for higher mill throughput rates at New Britannia, maximizing gold production and cash flows. The ongoing exploration program in the region remains a core priority, focusing on near-mine extensions and regional satellite deposits to utilize available milling capacity. Manitoba's three-year production guidance reflects continued strong gold production levels averaging 190,0001 ounces per year. New Britannia mill throughput is expected to continue to exceed expectations and operate above 2,200 tonnes per day, far exceeding its original design capacity of 1,500 tonnes per day. The production guidance anticipates Lalor operating between 4,000 to 4,500 tonnes per day, supplemented by contributions from the 1901 deposit with a ramp up to 1,000 tonnes per day by 2028. In 2026, Hudbay expects to complete a feasibility study on the Stall mill tailings leaching project, which has the potential to further increase gold production starting in 2028. The benefits of this project have not been reflected in the production guidance.

In British Columbia, current mineral reserve estimates total 345 million tonnes at 0.26% copper and 0.12 grams per tonne gold, containing approximately 883 thousand tonnes of copper and 1.3 million ounces of gold. These mineral reserves support a mine life until 2045, representing an extension of two years, with additional upside potential for future resource conversion and mine life extension through 122 million tonnes of measured and indicated resources grading 0.21% copper and 0.10 grams per tonne gold and 347 million tonnes of inferred resources grading 0.24% copper and 0.12 grams per tonne gold, in each case exclusive of mineral reserves. British Columbia's three-year copper production guidance reflects sequentially higher copper production averaging 48,0001 tonnes per year, as a result of the completion of the conversion of the third ball mill to second SAG mill in late 2025, installation of the replacement feed-end head at the primary SAG mill in the third quarter of 2026, and higher grades from the completion of the accelerated stripping program in 2026. 2027 and 2028 copper production is expected to average 57,5001 tonnes, almost double 2026 expected copper production of 30,0001 tonnes, benefitting from a full year of mill throughput at the targeted 50,000 tonnes per day and the unlocking of higher grades from the accelerated stripping program. British Columbia's annual gold production is expected to average approximately 35,0001 ounces of gold over the next three years, reflecting sequentially higher gold production averaging 38,5001 ounces over 2027 and 2028, a 43% increase from 2026, as a result of the expected contribution from New Ingerbelle starting in 2028.

Consolidated copper production is expected to average 147,0001 tonnes per year over the next three years, an increase of 24% from 2025 levels. Consolidated copper production is expected to average 159,0001 tonnes per year in 2027 and 2028, representing a 28% increase from expected 2026 production. The increase is due to higher expected copper production in British Columbia as a result of mill throughput ramping up to the targeted 50,000 tonnes per day in the second half of 2026, higher grades in British Columbia in 2027 from the completing of the accelerated stripping program, and higher expected mill throughput in Peru from the addition of two pebble crushers and operating efficiencies in the second half of 2026. Consolidated gold production is expected to average 243,0001 ounces per year over the next three years, reflecting continued strong production in Manitoba and the expected contribution from New Ingerbelle in British Columbia starting in 2028.

3-Year Production Outlook Contained Metal in Concentrate and Doré[1]		2026 Guidance	2027 Guidance	2028 Guidance
Peru
Copper	tonnes	75,000 - 90,000	80,000 - 100,000	80,000 - 100,000
Gold	ounces	15,000 - 20,000	17,000 - 21,000	17,000 - 21,000
Silver	ounces	1,900,000 - 2,400,000	1,200,000 - 1,400,000	2,000,000 - 2,500,000
Molybdenum	tonnes	900 - 1,100	1,100 - 1,400	500 - 700

Manitoba
Gold	ounces	180,000 - 220,000	170,000 - 210,000	160,000 - 200,000
Zinc	tonnes	16,000 - 21,000	16,000 - 21,000	29,000 - 36,000
Copper	tonnes	10,000 - 13,000	10,000 - 14,000	9,000 - 13,000
Silver	ounces	800,000 - 1,000,000	950,000 - 1,200,000	1,000,000 - 1,300,000

British Columbia
Copper	tonnes	25,000 - 35,000	50,000 - 70,000	50,000 - 60,000
Gold	ounces	22,000 - 32,000	26,000 - 38,000	38,000 - 52,000
Silver	ounces	200,000 - 290,000	500,000 - 660,000	420,000 - 580,000

Total
Copper	tonnes	110,000 - 138,000	140,000 - 184,000	139,000 - 173,000
Gold	ounces	217,000 - 272,000	213,000 - 269,000	215,000 - 273,000
Zinc	tonnes	16,000 - 21,000	16,000 - 21,000	29,000 - 36,000
Silver	ounces	2,900,000 - 3,690,000	2,650,000 - 3,260,000	3,420,000 - 4,380,000
Molybdenum	tonnes	900 - 1,100	1,100 - 1,400	500 - 700
[1] Metal reported in concentrate and doré is prior to smelting and refining losses or deductions associated with smelter terms and includes other secondary products.

Large Exploration Drill Program Continues in Snow Lake

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

• Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Near-mine exploration at the Lalor mine and the adjacent 1901 deposit continued to support near-term production growth and mine life extension. The exploration program will continue during 2026 to potentially increase mineral reserves and resources and enable resource conversion. The Company completed development of the initial exploration drift at the 1901 deposit in 2025 and commenced delivery of zinc-rich development ore for processing at Stall. Activities at the 1901 deposit over the next two years will focus on exploration and definition drilling, orebody access and establishing the critical infrastructure required to support full production beginning in late 2027. Exploration activities will include step-out drilling to potentially extend the orebody, as well as infill drilling aimed at converting inferred mineral resources within the gold lenses to mineral reserves.

• Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, New Britannia, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by regional satellite deposits to potentially increase production and extend the life of the Snow Lake operations beyond 2041.

• Exploring Large Land Package for a New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition in 2023 have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program includes 600 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey in 2026.

Talbot Drilling Confirms Resource Expansion Potential

Talbot is a copper-zinc-gold rich volcanogenic massive sulfide ("VMS") deposit located within trucking distance of existing processing infrastructure in Snow Lake. Successful drilling campaigns are expected to expand the resource base and support a pre-feasibility study ("PFS") aimed at upgrading mineral resources to mineral reserves and extending the overall mine life of the Snow Lake operations. During the first quarter of 2026, the drilling program was expanded to a fleet of eight drill rigs to fast track the completion of the infill portion of the program. Six of the rigs will remain at site in the second quarter to focus on geotechnical drilling required for the PFS and testing additional targets to expand the footprint of the deposit at depth. These efforts will determine the future scope of a PFS including shaft versus ramp access and the best location for a future exploration drift. Hudbay intends to update Rockcliff's prior mineral resource estimate for Talbot using Hudbay's standard methods that have demonstrated high mineral resource to reserve conversion rates.

Dividend Declared

A quarterly dividend of C$0.01 per share was declared on April 30, 2026. The dividend will be paid out on June 26, 2026 to shareholders of record as of close of business on June 9, 2026.

In February 2026, Hudbay's Board of Directors approved the introduction of a new quarterly dividend of C$0.01 per share as the Company achieved certain financial milestones ahead of schedule and significantly improved its financial position. The new total annual dividend amount of C$0.04 per share represents an increase of 100% or C$0.02 per share over the previous total annual dividend, which was paid semi-annually, and is the first dividend increase in the Company's history.

Intention to Renew Normal Course Issuer Bid

Hudbay's board of directors has approved the renewal of the Company's normal course issuer bid ("NCIB") for up to 5% of the Company's issued and outstanding common shares ("Shares"), subject to the approval of the Toronto Stock Exchange (the "TSX"). If approved by the TSX, the NCIB will be conducted in accordance with the requirements of the TSX and applicable securities laws, with purchases to be made as appropriate opportunities arise from time to time.

If approved by the TSX, Hudbay will be authorized to acquire up to 5% of its issued and outstanding Shares, for cancellation over a 12-month period. The actual number of Shares which may be purchased by Hudbay pursuant to the NCIB, if any, and the timing of such purchases will be determined by management of the Company and will be subject to a number of factors, including market conditions, share price, available cash resources and other opportunities to invest capital for growth. No purchases have been made under the current NCIB since its implementation in May 2025.

Purchases under the NCIB will be made through the facilities of the TSX, New York Stock Exchange, or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market price at the time of acquisition. Any Shares purchased under the NCIB will be cancelled upon their purchase. Hudbay intends to fund the purchases from its cash flow from operations.

Hudbay has elected to implement the NCIB because it believes that, from time to time, the market price of the Shares may not fully reflect the underlying value of Hudbay's business and future prospects. Hudbay believes that, at such times, the purchase of the Shares for cancellation may constitute a desirable use of capital and would be in the best interests of shareholders. There cannot be any assurance as to how many Shares, if any, will ultimately be purchased pursuant to the NCIB if approved by the TSX. Any subsequent renewals of the NCIB will be in Hudbay's discretion and subject to further TSX approval.

1 Calculated using the midpoint of the guidance range.

PERU OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Constancia ore mined[1]	tonnes	10,701,375	5,610,915	8,628,279
Copper	%	0.29	0.31	0.28
Gold	g/tonne	0.03	0.03	0.03
Silver	g/tonne	3.11	3.27	3.14
Molybdenum	%	0.01	0.01	0.02
Pampacancha ore mined[1,2]	tonnes	-	4,152,000	389,189
Copper	%	-	0.43	0.44
Gold	g/tonne	-	0.27	0.26
Silver	g/tonne	-	4.84	3.68
Molybdenum	%	-	0.01	0.01
Total ore mined	tonnes	10,701,375	9,762,915	9,017,468
Strip ratio[3]		0.83	0.57	1.02
Ore milled	tonnes	8,163,847	7,627,853	8,114,024
Copper	%	0.31	0.39	0.30
Gold	g/tonne	0.06	0.18	0.05
Silver	g/tonne	3.09	4.19	3.22
Molybdenum	%	0.01	0.01	0.01
Copper concentrate	tonnes	93,704	110,431	92,171
Concentrate grade	% Cu	21.95	22.67	22.02
Copper recovery	%	81.5	84.5	84.6
Gold recovery	%	59.9	74.7	56.5
Silver recovery	%	65.4	71.1	66.0
Molybdenum recovery	%	36.0	38.8	35.7
Combined unit operating costs[4,5,6]	$/tonne	11.61	14.51	11.09
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Pampacancha has been depleted as of December 31, 2025.
[3] Strip ratio is calculated as waste mined divided by ore mined.
[4] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[5] Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[6] Excludes approximately $1.3 million or $0.17 per tonne of overhead costs incurred during temporary suspension during the three months ended December 31, 2025.

		Three months ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Contained metal in concentrate produced
Copper	tonnes	20,573	25,038	20,293
Gold	oz	8,770	32,865	7,869
Silver	oz	531,199	731,017	554,692
Molybdenum	tonnes	380	325	397
Payable metal sold
Copper	tonnes	21,056	28,361	22,890
Gold	oz	15,162	37,874	14,362
Silver	oz	676,119	650,384	714,654
Molybdenum	tonnes	375	190	448
Cost per pound of copper produced
Cash cost[1,2]	$/lb	0.70	0.57	1.11
Sustaining cash cost[1]	$/lb	1.43	1.53	1.92
[1] Cash cost and sustaining cash costs, net of by-product credits, per pound of copper produced are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Excludes approximately $1.3 million or $0.02 per pound of overhead costs incurred during temporary suspension during the three months ended December 31, 2025.

Overview

The Peru operations continued to demonstrate steady operating performance with production and costs in line with expectations after the depletion of Pampacancha at the end of 2025. Copper production is slightly higher than the comparable period in 2025.

The Company continues to advance the installation of pebble crushers at Constancia to increase mill throughput rates starting in the second half of 2026, which will allow the mine to deliver steady annual copper production despite lower grades following the depletion of Pampacancha. Hudbay's efforts to increase mill throughput align with the Peru Ministry of Energy and Mines' regulatory change to allow mining companies to operate up to 10% above permitted levels. On March 6, 2026, Hudbay received permit approval to increase annual mill throughput capacity to 31.0 million tonnes from 29.9 million tonnes, providing the new base for the 10% permitted allowance. As part of the Company's continuous improvement efforts, plans for additional mill throughput increases are underway.

In April 2026, Constancia was recognized as the safest open pit operation in Peru during the local National Mining Safety Contest for its performance in 2025. This award reflects the Company's unwavering commitment to safety and validates Constancia's compliance with the highest operational safety and regulatory standards.

Mining Activities

Total ore mined in Peru in the first quarter of 2026 was 19% higher than the same period in 2025, primarily as a result of improved productivity from mining only in the Constancia pit as opposed to two pits previously. Total ore mined in the first quarter of 2026 was 10% higher than the fourth quarter of 2025, a sizable increase due to enhanced fleet efficiency and improved productivity mentioned above. Mining activities in the Pampacancha pit were completed during the fourth quarter of 2025 and the remaining stockpiled Pampacancha ore was fully processed during January 2026.

Milling Activities

Mill throughput levels averaged approximately 90,700 tonnes per day in the first quarter of 2026, achieving a new quarterly record. Total mill throughput increased to 8.2 million tonnes during the first quarter of 2026, higher than the fourth quarter of 2025 due to higher mechanical availability as the prior quarter was impacted by the temporary operational interruption due to social unrest, and by a scheduled semi-annual mill maintenance shutdown. Milled copper and gold grades decreased compared to the fourth quarter of 2025, primarily due to Pampacancha depletion in late 2025 which yielded better ore grades. Milled copper and gold grades increased compared to the same period in 2025 primarily due to Pampacancha ore stockpiled at the end of 2025 and reclaimed in January 2026. Metal recoveries were in line with expectations and varied due to different proportions of ore feed from stockpiles and pits.

Production and Sales Performance

In the first quarter of 2026, the Peru operations produced 20,573 tonnes of copper, 8,770 ounces of gold, 531,199 ounces of silver and 380 tonnes of molybdenum. Production of copper and gold were lower in the first quarter of 2026 compared to the fourth quarter of 2025 due to the depletion of Pampacancha at the end of 2025. Production of copper and gold was slightly higher compared to the same period in 2025 primarily from higher throughput and grade offset in part by lower copper recovery.

Payable metal sold is in line with production and impacted by the same reasons as above.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating cost in the first quarter of 2026 was $11.61 per tonne, 5% higher than the same period in 2025 primarily due to mining water management and drainage, higher social investment related to the implementation of an irrigation system in Uchucarcco, and other projects in Chilloroya and Uchucarcco, partially offset by lower milling power costs. Combined mine, mill and G&A unit operating cost was 20% lower than the fourth quarter of 2025 due to a scheduled semi-annual plant shutdown in November 2025 and lower power costs related to a new power purchase agreement that came into effect on January 1, 2026.

Cash cost1, net of by-product credits, in the first quarter of 2026 was $0.70 per pound of copper, a 37% decrease compared to the same period in 2025 mainly due to higher gold by-product credits, partially offset by higher profit sharing. Cash cost1, net of by-product credits increased 23% compared to the fourth quarter of 2025 due to lower gold by-product credits resulting from lower gold sales volumes offset in part by lower profit sharing, lower power costs as noted above, lower treatment and refining charges and lower freight costs.

Sustaining cash cost1, net of by-product credits, in the first quarter of 2026 was $1.43 per pound of copper, a decrease of 26% compared to the same period in 2025 as a result of lower cash costs explained above and timing of major repair component purchase and major component overhauls. Sustaining cash cost1, net of by-product credits, per pound of copper decreased by 7% compared to the fourth quarter of 2025 due to lower sustaining capital related to lower tailing management facility construction costs during 2026 and mine maintenance timing, partially offset by higher cash costs above.

Peru Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2026	Mar. 31, 2025	Annual 2026
Contained metal in concentrate produced
Copper	tonnes	20,573	20,293	75,000 - 90,000
Gold	oz	8,770	7,869	15,000 - 20,000
Silver	oz	531,199	554,692	1,900,000 - 2,400,000
Molybdenum	tonnes	380	397	900 - 1,100
Cost per pound of copper produced
Cash cost[1]	$/lb	0.70	1.11	1.70 - 2.10
[1] Cash cost, net of by-product credits, per pound of copper produced are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Refer to the "Outlook" section of this MD&A for more information.

Hudbay is on track to achieve its 2026 production guidance for all metals in Peru. Cash cost for the quarter outperformed the low-end of the 2026 guidance range as a result of strong operating cost performance and higher by-product prices, despite emerging external cost pressures. Hudbay is well positioned to achieve the full year 2026 cash cost guidance range in Peru.

MANITOBA OPERATIONS REVIEW

		Three months ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Lalor ore mined[1]	tonnes	349,980	353,819	384,234
Gold	g/tonne	4.72	5.51	5.46
Copper	%	0.80	0.82	0.95
Zinc	%	2.10	2.55	2.42
Silver	g/tonne	26.22	29.52	31.23
New Britannia ore milled	tonnes	181,403	179,808	189,124
Gold	g/tonne	6.06	6.68	7.37
Copper	%	1.04	1.08	1.18
Zinc	%	1.09	1.30	1.00
Silver	g/tonne	22.75	31.17	33.35
Copper concentrate	tonnes	12,198	12,091	14,396
Concentrate grade	% Cu	14.07	14.17	14.02
Gold recovery[2]	%	90.4	88.6	90.3
Copper recovery	%	90.8	88.6	90.3
Silver recovery[2]	%	82.2	77.1	81.6
Contained metal in concentrate produced
Gold	oz	21,348	20,846	26,486
Copper	tonnes	1,716	1,712	2,019
Silver	oz	78,463	98,205	120,237
Metal in doré produced[3]
Gold	oz	12,626	14,005	15,111
Silver	oz	36,494	40,763	45,312
Stall ore milled	tonnes	178,981	169,274	215,286
Gold	g/tonne	3.26	3.24	3.86
Copper	%	0.53	0.69	0.76
Zinc	%	3.22	4.32	3.44
Silver	g/tonne	29.68	24.97	29.53
Copper concentrate	tonnes	4,831	5,802	6,708
Concentrate grade	% Cu	16.95	17.31	21.62
Zinc concentrate	tonnes	9,038	10,975	12,584
Concentrate grade	% Zn	50.51	51.95	49.78
Gold recovery	%	73.5	71.3	70.1
Copper recovery	%	85.9	86.5	88.3
Zinc recovery	%	79.3	78.0	84.7
Silver recovery	%	57.5	55.6	58.7
Contained metal in concentrate produced
Gold	oz	13,769	12,572	18,758
Copper	tonnes	819	1,003	1,450
Zinc	tonnes	4,565	5,703	6,265
Silver	oz	98,251	75,525	120,054
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Gold and silver recovery includes total recovery from concentrate and doré.
[3] Doré includes sludge, slag and carbon fines.

		Three months ended
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Total contained metal in concentrate and doré produced[1]
Gold	oz	47,743	47,423	60,354
Copper	tonnes	2,535	3,326	3,469
Zinc	tonnes	4,565	5,703	6,265
Silver	oz	213,208	214,493	285,603
Payable metal sold in concentrate and doré[2]
Gold	oz	45,274	43,226	55,765
Copper	tonnes	2,658	2,024	2,725
Zinc	tonnes	3,897	3,972	4,857
Silver	oz	193,472	175,324	232,255
Unit Operating Costs[3]
Lalor	C$/tonne	165.99	154.73	143.19
New Britannia	C$/tonne	77.20	76.85	68.12
Stall	C$/tonne	46.42	51.82	35.97
Combined unit operating costs[4,5]	C$/tonne	254	248	214
Cost per ounce of gold produced
Cash cost[5]	$/oz	408	705	376
Sustaining cash cost[5]	$/oz	833	1,110	626
[1] Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.
[2] Includes other secondary products.
[3] Reflects costs per tonne of ore mined/milled.
[4] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[5] Combined unit costs, cash cost and sustaining cash cost, net of by-product credits, per ounce of gold produced are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Overview

The Manitoba operations demonstrated strong operational agility in mitigating lower equipment utilization labour availability at the Lalor mine, while continuing to prioritize gold ore feed for the New Britannia mill. This strategy successfully maintained strong gold production in the first quarter, supported by higher mill recoveries compared to the fourth quarter of 2025. Additionally, the operations achieved improved underground equipment availability, made significant advancements across the Flin Flon, Snow Lake, and Talbot exploration programs, and completed a successful graduation of a third Mining Fundamentals Training cohort.

The New Britannia mill processed approximately 2,000 tonnes per day in the quarter, which includes consistent gold ore feed from Lalor and continued improvement initiatives to unlock future throughput capacity. Concurrently, at Stall mill, process optimization and enhanced gold recovery initiatives have yielded improved gold recoveries from base metal ore through the quarter.

The Mining Fundamentals Training program, run in partnership with the Northern Manitoba Sector Council, achieved a 100% conversion rate with all ten third-cohort graduates accepting full-time roles at Hudbay. As we continue our commitment to local workforce development, we have engaged the University College of the North to further enhance the curriculum. A fourth cohort will launch in the second quarter, welcoming participants from Indigenous communities.

The Snow Lake operations launched sustaining capital environmental projects, including a cyanide recycling initiative at New Britannia mill and pre-work for dam raise construction at the Anderson Tailings Impoundment Area to increase the physical tailings capacity, with both projects expected to be completed in 2026.

Mining Activities

Total ore mined in Manitoba in the first quarter of 2026 was lower compared to the first and fourth quarter of 2025 because of lower effective utilization of equipment due to reduced workforce availability. Recruitment and upskilling of employees are underway to increase proficiency of front line employees. In the first quarter of 2026, gold grades decreased by 14% compared to both the same period in 2025 and to the fourth quarter of 2025, in line with mine plan expectations.

The Lalor mine hoisted an average of approximately 3,900 tonnes of ore per day, strategically prioritizing gold zones to secure optimal feed for the New Britannia mill. Reduced workforce availability was offset by successfully onboarding nearly 80 new employees as recruitment and upskilling of employees are underway to increase proficiency of front-line employees.

The 1901 deposit delivered approximately 11,000 tonnes of development ore in the quarter, while continuing to advance haulage and exploration drifts to further delineate the orebody and support ongoing infrastructure projects. Looking ahead, the Company prioritize exploration, definition drilling, orebody access, and establishing critical infrastructure as it continues to progress 1901 toward full production in 2027.

Milling Activities

The New Britannia mill averaged approximately 2,000 tonnes per day in the first quarter of 2026, achieving gold recoveries of 90%, reflecting ongoing optimization efforts.

The Stall mill processed significantly less ore in the first quarter of 2026 compared to the first quarter of 2025, and more ore than the fourth quarter of 2025. Ore processed in the quarter was consistent with Lalor base metal production, achieving gold recoveries of 73%, higher than the comparable periods in 2025, reflecting recovery focused initiatives.

Production and Sales Performance

The Manitoba operations produced 47,743 ounces of gold, 2,535 tonnes of copper, 4,565 tonnes of zinc and 213,208 ounces of silver in the first quarter of 2026. Production of all metals decreased compared to the first quarter of 2025 due to lower grades and lower ore production from Lalor. Production of gold was higher than in the fourth quarter of 2025 due to higher gold recoveries and higher mill throughput, while all other metals were lower primarily due to lower grades.

Manitoba sales volumes in the first quarter of 2026 reflect typical levels of inventory levels as operations normalized after the wildfires in the second and third quarters of 2025.

Cost Performance

Combined mine, mill and G&A unit operating costs in the first quarter of 2026 was C$254 per tonne, an increase compared to the first quarter of 2025, primarily due to lower ore milled in the period, and a slight increase compared to the fourth quarter of 2025 due to higher onsite operating costs, partially offset by higher tonnes processed.

Cash cost4, net of by-product credits, in the first quarter of 2026 was $408 per ounce of gold. This represents an increase compared to the same period in 2025, primarily attributed to the impact of lower grades on gold production volumes and higher unit operating costs across mining, milling activities and G&A cost including profit sharing. These costs were partially offset by higher by-product credits resulting from higher metal prices. On a sequential basis, cash costs decreased from the fourth quarter of 2025. This improvement was driven primarily by an increase in by-product credit contributions due to higher realized prices, while gold production remained relatively consistent with the prior quarter.

Sustaining cash cost4, net of by-product credits, in the first quarter of 2026 was $833 per ounce of gold, higher than the same period in 2025 and lower than the fourth quarter of 2025 primarily due to the same factors affecting cash costs along with higher sustaining capital. As reflected in the Company's annual guidance, sustaining capital expenditures are expected to be higher than 2025 due to investments to raise the dam at the Anderson Tailings Impoundment Area and the New Britannia mill cyanide recycling project.

Manitoba Guidance Outlook

		Three months ended		Guidance
		Mar. 31, 2026	Mar. 31, 2025	Annual 2026
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	47,743	60,354	180,000 - 220,000
Copper	tonnes	2,535	3,469	10,000 - 13,000
Zinc	tonnes	4,565	6,265	16,000 - 21,000
Silver[3]	oz	213,208	285,603	800,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4]	$/oz	408	376	500 - 800
[1] Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.
[2] Gold production guidance includes gold contained in concentrate produced and gold in doré and includes other secondary products.
[3] Silver production guidance includes silver contained in concentrate produced and silver in doré and includes other secondary products.
[4] Combined unit costs, cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Production in the second half of 2026 is expected to be higher than the first half of 2026 due to grade sequencing and higher ore output from Lalor. With solid operating results in the first quarter of 2026, Hudbay is on track to achieve its 2026 production guidance for all metals in Manitoba. First quarter cash costs outperformed the low end of the cash cost guidance range, positioning Hudbay well to achieve the 2026 cash cost guidance range in Manitoba.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[5]
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Ore mined[1]	tonnes	2,916,152	2,395,166	2,648,094
Strip ratio[2]		7.06	7.18	6.73
Ore milled	tonnes	3,078,342	2,268,405	2,760,986
Copper	%	0.20	0.26	0.33
Gold	g/tonne	0.08	0.09	0.10
Silver	g/tonne	0.67	1.10	1.28
Copper concentrate	tonnes	21,136	19,966	31,234
Concentrate grade	% Cu	22.8	23.6	23.0
Copper recovery	%	78.9	78.4	78.3
Gold recovery	%	64.7	63.3	63.4
Silver recovery	%	64.6	71.4	69.8
Combined unit operating costs[3,4]	C$/tonne	25.23	39.80	25.98
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[5] Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

		Three months ended[2]
		Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Contained metal in concentrate produced
Copper	tonnes	4,821	4,705	7,196
Gold	oz	5,187	4,010	5,561
Silver	oz	43,042	57,475	79,480
Payable metal sold
Copper	tonnes	5,830	3,747	6,153
Gold	oz	6,126	3,324	4,965
Silver	oz	53,460	45,298	60,059
Cost per pound of copper produced
Cash cost[1]	$/lb	2.41	4.82	2.44
Sustaining cash cost[1]	$/lb	7.81	8.87	4.24
[1] Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Overview

Throughout the first quarter of 2026, Hudbay continued to execute its multi-year optimization plan at Copper Mountain, achieving significant milestones in both mining productivity and project permitting. The Company remains on track to deliver the benefits of its three-year accelerated stripping program, positioned to unlock higher-grade ore in late 2026. The British Columbia operations produced 4,821 tonnes of copper, 5,187 ounces of gold, and 43,042 ounces of silver in the first quarter of 2026, which is aligned with guidance and the planned mining sequence.

The New Ingerbelle project reached a major milestone in the first quarter of 2026 with the receipt of the Mines Act and Environmental Management Act amended permits. The receipt of amended permits for the New Ingerbelle project supports continued copper production, increased gold production and future mine life extension potential from the New Ingerbelle satellite pit. The project is designed to access higher-grade mineralization while improving operational efficiency with a stripping ratio approximately three times lower than current mining areas. With these key approvals, Hudbay is advancing critical infrastructure required for the New Ingerbelle project to extend the mine life at Copper Mountain. Infrastructure projects include construction of an access road and a bridge across the Similkameen River and development of an east haul road to link New Ingerbelle with existing Copper Mountain operations, as well as advancement of essential water management and electrical systems, and waste rock facilities. A large drill program was initiated during the first quarter at New Ingerbelle to improve resource definition and expansion.

In February 2026, the Company further solidified its commitment to sustainable development and community relations by finalizing refreshed Participation Agreements with the Upper Similkameen Indian Band ("USIB") and the Lower Similkameen Indian Bands ("LSIB"). These agreements ensure that the benefits of the Copper Mountain and New Ingerbelle operations continue to be shared with our First Nation partners.

On March 23, 2026, the LSIB submitted an application for judicial review of the regulatory decision to grant the New Ingerbelle permit amendment. Hudbay remains confident in the integrity and robustness of the regulatory process that led to the issuance of the permit amendment and Hudbay believes the court will uphold the decision. At the same time, Hudbay remains committed to working with the LSIB in a respectful and constructive manner to try to resolve the LSIB's concerns through the mechanisms that were agreed to by the parties in the Participation Agreement.

In April 2026, the B.C. government added the New Ingerbelle project to the province's list of priority resource projects. This list highlights the acceleration of major projects that strengthen economic growth, support resource develoment and create jobs and long-term value.

Mining Activities

Mining activities reached a record total material movement of approximately 25.4 million tonnes in the first quarter, driven by an optimized mining sequence in the main pit and increased contributions from the north pit. This ramp-up was supported by the successful commissioning of a new production loader in January 2026. To further bolster the equipment fleet and add to this momentum, an additional shovel has been recently commissioned.

Total ore mined at Copper Mountain in the first quarter of 2026 was 2.9 million tonnes, an increase of 10% and 22% compared to the first and fourth quarter of 2025, respectively. Mining activities continue to focus on improving operating routines towards defining a positive step change in performance of the mine material movement and mill throughput. During the quarter, planned ore stockpiling and blending initiatives from Pit 3 and North Pit maintained stable ore feed to the mill, allowing the operation to prioritize waste stripping activities to expose higher-value mining fronts in the future. Improvements include the optimization of the mining sequence, with improved bench configurations that eliminated phase interference, along with enhanced mobile equipment maintenance protocols leading to more consistent utilization of the mine fleet.

Milling Activities

Mill performance continues to demonstrate improvement following the optimization efforts initiated in 2025. The second SAG mill delivered increased throughput in the quarter, averaging approximately 10,000 tonnes per day in March. While the primary SAG mill continues to operate under a reduced load and is being rigorously monitored ahead of a feed end head replacement scheduled for late June and into July. Total mill throughput is expected to ramp-up to 50,000 tonnes per day in the second half of 2026.

The mill processed 3.1 million tonnes of ore during the first quarter of 2026, an increase of 11% and 36% compared to the first and fourth quarter of 2025, respectively. Milling throughput benefitted from the completion of the second SAG mill and the mill optimization initiatives implemented in late 2025 resulting in increased mill throughput in the first quarter of 2026.

Milled copper grades during the first quarter of 2026 were 39% and 23% lower than the first and fourth quarter of 2025, respectively, driven by lower grades in ore mined. Copper and gold recoveries in the first quarter of 2026 saw a marginal increase to 79% and 65%, respectively, when compared to both the first and fourth quarter of 2025, in line with the expected performance range.

The mill remains on track to achieve its permitted capacity of 50,000 tonnes per day in the second half of 2026 with the permanent second SAG feeder configuration commissioned in December 2025, the removal of live-pile restrictions in January 2026, the planned primary SAG feed end head replacement in mid-2026 and rollout of automated grinding media loading and advanced process controls.

Production and Sales Performance

During the first quarter of 2026, the British Columbia operations produced 4,821 tonnes of copper, 5,187 ounces of gold and 43,042 ounces of silver. Metal production was lower compared to the first quarter of 2025, primarily because of lower mined grade offset by higher throughput. Production of copper and gold in the first quarter of 2026 was higher than the fourth quarter of 2025, as higher throughput offset lower grade, while lower silver grades and recovery were not offset by higher throughput.

Copper and silver sales volumes in the first quarter of 2026 were lower than the corresponding period in 2025, while gold sales volumes increased compared to the first quarter of 2025. The decrease relates to lower silver and copper production in the first quarter of 2026 and the increase in gold is due to high gold grade in the concentrate when compared to the corresponding period in 2025. Sales volumes for all metals were higher than the fourth quarter of 2025. This improvement was largely driven by the timing of an additional shipment in the first quarter of 2026, which included inventory carry-over following the SAG mill constraints.

*Copper equivalent production is calculated using the quarter average LME prices for each metal. Copper Mountain mine production is stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Cost Performance

Combined mine, mill and G&A unit operating costs in the first quarter of 2026 were C$25.23 per tonne milled, lower compared to both the first quarter of 2025 and the fourth quarter of 2025. This decrease was primarily due to higher milled throughput, partially offset by higher milling and G&A costs.

Cash cost1 and sustaining cash cost1, net of by-product credits, were $2.41 and $7.81, respectively, per pound of copper, in the first quarter of 2026. Cash cost1 was lower than the fourth quarter of 2025 primarily as a result of higher gold by-product credits and resolving the unplanned maintenance and downtime issues on the primary SAG mill, as these issues constrained throughput and elevated costs in the fourth quarter of 2025. The resulting increase in mill availability in the first quarter of 2026 allowed for higher mill throughput and enhanced operational efficiencies. Compared to the first quarter of 2025, cash cost was consistent and included the impacts of higher by-product credits, as a result of higher realized metal prices, offset by higher onsite costs and lower production. Sustaining cash cost1 were higher than the first quarter of 2025 mainly because of increased capitalized stripping and higher royalties.

British Columbia Guidance Outlook

		Three months ended[2]		Guidance
		Mar. 31, 2026	Mar. 31, 2025	Annual 2026
Contained metal in concentrate produced
Copper	tonnes	4,821	7,196	25,000 - 35,000
Gold	oz	5,187	5,561	22,000 - 32,000
Silver	oz	43,042	79,480	200,000 - 290,000
Cost per pound of copper produced
Cash cost[1]	$/lb	2.41	2.44	1.50 - 2.50
[1] Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced is a non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Hudbay is on track to achieve its 2026 production guidance for all metals in British Columbia and continues to expect higher production in the second half of the year as the mill improvement projects take effect. First quarter cash cost were within the 2026 guidance range, and despite emerging external cost pressures, Hudbay expects to achieve the full year 2026 cash cost guidance range in British Columbia.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2026, Hudbay recorded net earnings attributable to owners of $190.4 million compared to net earnings on the same basis of $100.4 million in the first quarter of 2025, representing an increase of $90.0 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended March 31, 2026
Increase (decrease) in components of earnings:
Revenues	162.4
Cost of sales
Mine operating costs	(33.9)
Depreciation and amortization	8.2
Selling and administrative expenses	(20.7)
Exploration expenses	(2.3)
Other operating expenses	(4.9)
Re-evaluation adjustment - environmental obligation	10.7
Other (income) expense	48.2
Tax expense	(75.4)
Increase in net earnings for the period	92.3
Change in non-controlling interest	(2.3)
Increase in net earnings attributable to owners for the period	90.0

Revenue

Revenue for the first quarter of 2026 was $757.3 million, $162.4 million higher than the same period in 2025, primarily due to higher prices for all metals. Production levels while lower than the comparative period, were in line with the mine plans for Peru, Manitoba and British Columbia for the first quarter of 2026.

While the majority of Hudbay's revenue continues to be derived from copper production, revenue from gold production continues to represent a growing portion of total revenues. Gold revenues were 39% of gross revenue in the first quarter of 2026, compared to 38% in 2025.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2026

Metals prices[1]
Higher copper prices	86.4
Higher gold prices	97.6
Higher zinc prices	1.3
Higher silver prices	19.5
Sales volumes
Lower copper sales volumes	(22.3)
Lower gold sales volumes	(25.6)
Lower zinc sales volumes	(2.7)
Higher silver sales volumes	(2.2)
Other
Molybdenum and other volume and pricing differences	9.5
Variable consideration adjustments	(10.0)
Effect of lower treatment and refining charges	10.9
Increase in revenue in 2026 compared to 2025	162.4
[1] See discussion below for further information regarding metals prices.

Hudbay's revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Copper	380.1	383.3	302.3
Gold	289.6	285.5	194.2
Zinc	11.9	12.5	14.3
Silver	32.4	16.3	14.3
Molybdenum	20.6	9.9	20.9
Other metals	4.9	0.2	(0.2)
Revenue from contracts	739.5	707.7	545.8
Amortization of deferred revenue - gold	9.1	14.7	8.4
Amortization of deferred revenue - silver	10.5	9.3	11.0
Amortization of deferred revenue - variable consideration adjustments - prior periods	(0.1)	-	9.9
Pricing and volume adjustments[1]	1.4	7.0	33.8
Treatment and refining charges	(3.1)	(5.8)	(14.0)
Revenue	757.3	732.9	594.9
[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 17 of the consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver the Company may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. Hudbay expects that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

The table below summarizes Hudbay's realized prices for first quarter 2026, fourth quarter of 2025 and the first quarter 2025, respectively:

			Realized prices[1] for the
			Three months ended
Prices		LME QTD 2026[2]	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Copper	$/lb	5.83	5.81	5.17	4.49
Gold[3]	$/oz	4,873	4,468	3,580	3,002
Zinc	$/lb		1.44	1.39	1.29
Silver[3]	$/oz		47.02	31.34	25.91
[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales and the effect of sales which are subject to exposure from fluctuating market prices.
[2] London Metal Exchange average for cash copper and zinc prices.
[3] Sales of gold and silver from Constancia mine are subject to Hudbay's precious metals stream agreement with Wheaton, pursuant to which Hudbay recognizes deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 32 of this MD&A.

In addition to QP hedges, the Company may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, excludes the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in Hudbay's condensed consolidated interim statements of income.

As of March 31, 2026, Hudbay had the following non-QP hedges outstanding:

- Forward sales contracts for a total of 3,300 tonnes of copper production over the period of June 2026 to April 2027 at an average price of $6.03 per pound; and

- Zero-cost collar program for 6,600 of copper production over the period of June 2026 to April 2027 at an average floor price of $5.78 per pound and an average cap price of $6.36 per pound.

Together, the forward copper sales and zero copper cost collar hedges represent approximately 35% of Copper Mountain's expected 2026 production.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended March 31, 2026
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts	380.1	289.6	11.9	32.4	20.6	4.9	739.5
Amortization of deferred revenue	-	9.1	-	10.5	-	-	19.6
Pricing and volume adjustments [3]	(1.7)	(1.3)	0.5	0.5	3.4	-	1.4
Revenue, including mark-to-market on QP hedges [4]	378.4	297.4	12.4	43.4	24.0	4.9	760.5
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	378.4	297.4	12.4	43.4	24.0	4.9	760.5
Payable metal in concentrate and doré sold [6]	29,544	66,562	3,897	923,051	375	-	-
Realized price [7]	5.81	4,468	1.44	47.02	-	-	-
Realized price, including realized non-QP derivative [7]	5.81	4,468	1.44	47.02	-	-	-
Three months ended December 31, 2025
Revenue from contracts	383.3	285.5	12.5	16.3	9.9	0.2	707.7
Amortization of deferred revenue	-	14.7	-	9.3	-	-	24.0
Pricing and volume adjustments [3]	5.4	2.0	(0.3)	1.7	(1.8)	-	7.0
Revenue, including mark-to-market on QP hedges [4]	388.7	302.2	12.2	27.3	8.1	0.2	738.7
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	388.7	302.2	12.2	27.3	8.1	0.2	738.7
Payable metal in concentrate and doré sold [6]	34,132	84,424	3,972	871,006	190	-	-
Realized price [7]	5.17	3,580	1.39	31.34	-	-	-
Realized price, including realized non-QP derivative [7]	5.17	3,580	1.39	31.34	-	-	-
Three months ended March 31, 2025
Revenue from contracts [2]	302.3	194.2	14.3	14.3	20.9	(0.2)	545.8
Amortization of deferred revenue	-	8.4	-	11.0	-	-	19.4
Pricing and volume adjustments [3]	12.0	22.8	(0.5)	0.8	(1.3)	-	33.8
Revenue, including mark-to-market on QP hedges [4]	314.3	225.4	13.8	26.1	19.6	(0.2)	599.0
Realized non-QP derivative mark-to-market [5]	(1.9)	-	-	-	-	-	(1.9)
By-product credits [4]	312.4	225.4	13.8	26.1	19.6	(0.2)	597.1
Payable metal in concentrate and doré sold [6]	31,768	75,092	4,857	1,006,968	448	-	-
Realized price [7]	4.49	3,002	1.29	25.91	-	-	-
Realized price, including realized non-QP derivative [7]	4.46	3,002	1.29	25.91	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated interim financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.
[5] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

The price, quantity and mix of metals sold affect Hudbay's revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Precious metals - stream sales and realized price breakdown

The following table shows a breakdown of realized prices for precious metals inclusive of stream and offtaker revenue. It further identifies the components of the realized price for stream revenues between the amortized drawdown rate and cash payment rate.

(in $ millions except for realized price and payable metal sold)		Gold		Silver
		Three months ended		Three months ended
Revenue		Mar. 31, 2026	Mar. 31, 2025	Mar. 31, 2026	Mar. 31, 2025
Stream		13.7	12.6	14.7	15.6
Offtaker		283.7	212.8	28.7	10.5
Revenue, including mark-to-market on QP hedges [3]		297.4	225.4	43.4	26.1

Payable metal sold
Stream	oz	10,886	9,788	674,285	729,887
Offtaker	oz	55,676	65,304	248,766	277,081
Total payable metal sold	oz	66,562	75,092	923,051	1,006,968

Deferred revenue drawdown rate[1]	$/oz	833	860	15.56	15.06
Cash rate[2]	$/oz	429	425	6.29	6.26
Stream realized price	$/oz	1,262	1,285	21.85	21.32
Offtaker realized price	$/oz	5,096	3,259	115.37	37.90
Realized price	$/oz	4,468	3,002	47.02	25.91
[1] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
[2] The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded.
[3] Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

Subsequent to the variable consideration adjustment recorded on January 1, 2026, the deferred revenue amortization is recorded in Peru at $833 per ounce gold and $15.56 per ounce silver (March 31, 2025 - $860 per ounce gold and $15.06 per ounce silver).

Cost of Sales

Hudbay's detailed cost of sales is summarized as follows:

(in $ millions)	Three months ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Peru
Mining	34.5	37.6	31.0
Milling	43.4	52.0	44.4
Changes in product inventory	7.6	15.6	13.8
Depreciation and amortization	61.4	115.8	68.2
G&A	33.7	48.3	22.6
Overhead costs related to suspension of activities (cash)	-	1.3	-
Inventory adjustments	-	(0.2)	0.4
Freight, royalties and other charges	16.0	20.2	16.3
Total Peru cost of sales	196.6	290.6	196.7
Manitoba
Mining	42.3	39.3	38.3
Milling	16.3	16.2	14.4
Changes in product inventory	(5.9)	(2.2)	(1.0)
Depreciation and amortization	20.0	22.6	23.9
Inventory adjustments	-	0.8	-
G&A	21.8	17.5	15.1
Freight, royalties and other charges	5.7	5.1	5.7
Total Manitoba cost of sales	100.2	99.3	96.4
British Columbia[1]
Mining	16.2	26.3	21.9
Milling	31.5	28.3	21.8
Changes in product inventory	11.3	(9.1)	(0.8)
Depreciation and amortization	18.5	14.1	16.0
G&A	9.0	10.2	6.6
Inventory adjustments	-	0.1	0.8
Freight, royalties and other charges	6.0	3.0	4.2
Total British Columbia cost of sales	92.5	72.9	70.5
Cost of sales	389.3	462.8	363.6

1 Copper Mountain mine results are stated at 100%.

Total cost of sales for the first quarter of 2026 was $389.3 million, reflecting an increase of $25.7 million compared to the first quarter of 2025.

Peru cost of sales in the first quarter of 2026 remained consistent compared to the same period of 2025. Depreciation was lower due to the full depletion of Pampacancha in the fourth quarter of 2025. This was offset by increases in G&A costs as a result of profit sharing costs. Manitoba cost of sales increased by $3.8 million in the first quarter of 2026, primarily as a result of lower equipment workplace utilization at the Lalor mine, driven by lower than planned personnel availability, which resulted in reduced production volumes and higher unit mining and milling costs. General and administration costs also increased reflecting higher profit sharing and elevated share price impacting share-based compensation, offset by lower depreciation and favourable changes in product inventory. British Columbia cost of sales increased by $22.0 million in the first quarter of 2026 when compared to the same period last year primarily due to higher overall costs following the resolution of SAG mill maintenance and a subsequent increase in throughput. This increase was further impacted by higher depreciation and higher cost adjustments for changes in product inventory as finished goods inventories were drawn down. The increases were partially offset by lower mining cost as a result of higher deferred stripping.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2026, other significant variances in expenses, compared to the same period in 2025, include the following:

- Selling and administrative expenses increased by $20.7 million primary reflecting an increase of $17.3 million in share-based compensation expense as a result of a comparative increase in share price during the current period.

- Other operating expenses increased by $4.9 million primarily due to a $3.3 million increase in amortization of certain community costs, and a $2.2 million increase in regional costs, partially offset by an increase of $1.4 million in the amortization of obligation related to flow through share deferred liability net of provisions.

- Re-evaluation adjustment - environmental provision contributed a decrease of $10.7 million in expenses compared to the same period in 2025 due to the relative revaluation of the environmental reclamation provision on Hudbay's Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, Hudbay may continue to experience significant quarterly environmental reclamation provision revaluations.

- Change in fair value instruments decreased by $57.7 million primarily due to a $47.2 million increase in mark-to-market gain on investments and an increase of $10.5 million from unrealized and realized non-QP hedges.

- Other net finance expense (income) increased by $10.9 million primarily due to an increase in foreign exchange loss by $13.8 million partially offset by an increase in interest income by $3.3 million.

Tax Expense

For the three months ended March 31, 2026, tax expense increased by $75.4 million compared to the same period in 2025. The following table provides further details:

(in $ millions)	Three months ended
	Mar. 31, 2026	Mar. 31, 2025
Current tax expense - income tax	81.5	35.2
Deferred tax expense - income tax[1]	18.2	20.7
Total income tax expense	99.7	55.9
Current tax expense - mining tax	48.5	18.6
Deferred tax recovery - mining tax[1]	(0.7)	(2.4)
Total mining tax expense	47.8	16.2
Tax expense	147.5	72.1
[1] Deferred tax expense (recovery) represents Hudbay's draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 26.7% to Hudbay's net earnings before taxes of $339.0 million for  year-to-date 2026 would have resulted in a tax expense of approximately $90.5 million; however, Hudbay recorded an income tax expense of $99.7 million. The primary items causing Hudbay's effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate are the following:

- The tax expense with respect to Hudbay's foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $25.0 million.

- Current mining tax deductions resulted in a tax recovery of $13.6 million.

Mining Tax Expense

For year-to-date 2026, Hudbay recorded a mining tax expense of $47.8 million. Effective mining tax rates can vary significantly based on the composition of Hudbay's earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in Hudbay's various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and C$55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

Hudbay estimates that the deferred tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, Hudbay has recorded a deferred tax liability as at March 31, 2026, at the tax rate expected to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

Hudbay estimates that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2026, Hudbay's total liquidity of $1,429.0 million includes $1,003.8 million in cash as well as undrawn total availability of $425.2 million under Hudbay's revolving credit facilities.

Senior Unsecured Notes

As at March 31, 2026, Hudbay had $472.5 million aggregate principal amount of 2026 Notes and $542.4 million aggregate principal amount of 2029 Notes.

On April 1, 2026, the Company completed the repayment of its 4.5% 2026 Notes upon their maturity. The total principal amount settled was $472.5 million, plus accrued and unpaid interest. The repayment was funded using the Company's available cash on hand and $272.0 million through a draw on the Company's senior secured revolving credit facility.

Senior Secured Revolving Credit Facilities

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for its Canadian and Peruvian businesses on substantially similar terms and conditions. These facilities include an accordion feature that allows Hudbay the option to increase the facility by an additional $150 million at Hudbay's discretion over the four-year term.

As at March 31, 2026, there were no cash drawings under the Revolving Credit Facilities and $24.8 million in letters of credit secured under the Canadian Facility.

As at March 31, 2026, Hudbay was in compliance with its covenants under the Credit Facilities.

On April 1, 2026, Hudbay drew $272.0 million on the senior secured revolving credit facility. The proceeds were used to repay the 2026 Notes, as mentioned earlier.

Closing of $600 Million Strategic Investment

During the first quarter of 2026, Hudbay successfully closed its previously announced strategic partnership with Mitsubishi in respect of the Copper World project. Under the terms of the agreement, Mitsubishi acquired a 30% interest in the Copper World project for total cash consideration of $600 million. Upon the closing of the investment, Hudbay received approximately $420 million in cash, which is specifically earmarked to fund the construction and development of Copper World. The remaining $180 million is scheduled to be received within 18 months of closing, in accordance with the terms of the definitive subscription agreement.

C$130 Million Bilateral Letter of Credit Facility

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables Hudbay to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at March 31, 2026, the Manitoba business unit had drawn $55.5 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at March 31, 2026, the United States business unit had $18.4 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $145.2 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $47.1 million in surety bonds issued to support future reclamation and $1.9 million in surety bonds and letters of credit to support other operating matters. No cash collateral is required to be posted under these surety bonds.

Working Capital

Working capital increased by $472.9 million to a position of $407.3 million from December 31, 2025 to March 31, 2026, primarily due to an increase in cash and cash equivalents of $434.9 million as a result of the $411.7 million net proceeds from the sale of Copper World non-controlling interest, a decrease in other liabilities of $30.1 million primarily relating to share-based compensation paid in the first quarter of 2026, a decrease of $17.4 million in taxes payable, a decrease in other financial liabilities of $25.7 million primarily as a result of the revaluation of derivative liabilities, an increase in other financial assets of $19.3 million as a result of the revaluation of derivative assets and a decrease of $18.6 million relating to deferred revenue. These increases are offset by a $46.5 million decrease in trade and other receivables, a decrease of $23.4 million in inventories and a $5.2 million increase in trade and other payables.

Cash Flows

The following table summarizes Hudbay's cash flows for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025:

(in $ millions)	Three months ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Operating cash flow before change in non-cash working capital	208.7	336.9	163.5
Change in non-cash working capital	2.6	(127.5)	(38.7)
Cash generated from operating activities	211.3	209.4	124.8
Cash used in investing activities	(166.6)	(183.6)	(84.3)
Cash generated from (used in) financing activities	391.9	(68.7)	(20.8)
Effect of movement in exchange rates on cash	(1.7)	0.7	1.1
Net increase (decrease) in cash	434.9	(42.2)	20.8

Cash Flow from Operating Activities

Cash generated from operating activities was $211.3 million during the first quarter of 2026, an increase of $86.5 million compared to the same period in 2025. Operating cash flow before change in non-cash working capital was $208.7 million during the first quarter of 2026, reflecting an increase of $45.2 million compared to the first quarter of 2025. The increase in operating cash flows before change in working capital compared with the first quarter of 2025 was primarily the result of higher metal prices, partially offset by higher cash taxes paid which are a function of higher profits in earlier quarters in Peru and Manitoba that were subsequently payable and higher share-based compensation paid.

Cash Flow from Investing and Financing Activities

During the first quarter of 2026, Hudbay received $225.3 million in investing and financing activities, primarily driven by $411.7 million net proceeds from the sale of a non-controlling interest in Copper World, offset by cash outflows of $140.2 million in capital expenditures, $31.5 million in net purchases of investments, $16.1 million in capitalized lease and equipment financing payments, $2.9 million in dividends paid and $2.8 million in financing costs paid.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended			Guidance
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025	Annual 2026[2]
Peru sustaining capital expenditures[1]	22.9	40.5	28.5	140.0
Manitoba sustaining capital expenditures	17.2	16.4	12.5	105.0
British Columbia sustaining capital expenditures[1,3]	46.9	34.9	21.5	190.0
Total sustaining capital expenditures	87.0	91.8	62.5	435.0
Copper World growth capitalized costs[4]	29.6	28.0	11.4	135.0
Peru growth capitalized expenditures	1.4	1.0	0.9	40.0
Manitoba growth capitalized expenditures	3.4	2.2	2.2	15.0
British Columbia growth capitalized expenditures	9.5	15.4	11.0	85.0
Capitalized exploration	5.8	8.3	1.1	25.0
Right-of-use asset and equipment financing additions	36.6	18.1	15.0
LOM community agreement additions	(0.1)	9.2	-
Non-cash capitalized stripping	9.4	5.9	6.4
Grants	(0.1)	(1.3)	(0.9)
Other capitalized costs	-	6.2	(1.1)
Total other capitalized expenditures	95.5	93.0	46.0
Total accrued capital additions	182.5	184.8	108.5

Reconciliation to cash capital additions:
Other capitalized costs[2]	(45.9)	(33.2)	(20.5)
Change in capital accruals and other	3.6	(8.4)	2.4
Acquisition of property, plant & equipment - cash	140.2	143.2	90.4
[1] Peru and British Columbia sustaining capital expenditures include capitalized stripping costs.
[2] Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2026, community agreement additions and non-cash capitalized stripping.
[3] Includes 100% of Copper Mountain mine production. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.
[4] Copper World growth capital shown on a 100% basis.

For the three months ended March 31, 2026, total capital additions increased by $74.0 million compared to the same period in 2025, primarily due to planned increase in growth and sustaining capital in British Columbia and planned increase in Copper World growth capital.

Sustaining capital expenditures in Peru for the three months ended March 31, 2026 was $22.9 million, representing a decrease of $5.6 million compared to the same period in 2025 as a result of lower investment in tailing management facilities. Sustaining capital expenditures in Manitoba for the three months ended March 31, 2026 was $17.2 million, representing an increase of $4.7 million compared to the same period in 2025 mostly due to higher capital development at Lalor. Sustaining capital expenditures in British Columbia for the three months ended March 31, 2026 was $46.9 million which included $41.4 million of capitalized stripping related to Hudbay's planned three-year accelerated stripping campaign to access higher grade ore by 2027.

Growth capital expenditures in Peru for the three months ended March 31, 2026 was $1.4 million representing an increase of $0.5 million. The increase mainly relates to the implementation of the pebble crusher in Peru. Growth capital spending in Manitoba for the three months ended March 31, 2026 was $3.4 million primarily related to the Stall Mill tailing leaching project. Growth capital expenditures in British Columbia for the three months ended March 31, 2026 were $9.5 million, representing a decrease of $1.5 million compared to the same periods in 2025, primarily relating to lower investment in the ball mill 3 to the secondary SAG mill which is now ramping up to full capacity through 2026. Copper World capital expenditures for the three months ended March 31, 2026 was $29.6 million mainly related to feasibility study activities and ongoing carrying costs for Copper World.

Capitalized exploration for the three months ended March 31, 2026 was $5.8 million, an increase of $4.7 million compared to the same period in 2025, primarily reflecting higher drilling activity at New Ingerbelle to support the conversion of inferred resources to mineral reserves.

Capital Commitments

As at March 31, 2026, Hudbay had outstanding capital commitments in Canada of approximately $52.7 million, of which $30.5 million can be terminated, approximately $28.6 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $133.6 million in United States, primarily related to the Copper World project, of which $131.4 million can be terminated.

Contractual Obligations

The following table summarizes Hudbay's significant contractual obligations as at March 31, 2026:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,148.1	518.8	70.3	559.0	-
Property, plant and equipment financing and lease obligations	264.7	89.2	111.2	47.4	16.9
Purchase obligation - capital commitments	214.9	169.0	34.3	1.0	10.6
Purchase obligation - other commitments[2]	1,256.7	517.5	288.9	123.1	327.2
Deferred payment and contingent obligations	39.8	3.0	6.0	13.5	17.3
Pension and other employee future benefits obligations[3]	90.8	4.4	15.3	8.2	62.9
Community agreement obligations[4,5]	130.5	63.3	12.9	8.8	45.5
Decommissioning and restoration obligations[5]	501.7	17.8	10.8	13.7	459.4
Total	3,647.2	1,383.0	549.7	774.7	939.8
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments
[2] Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.
[3] Discounted.
[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, Hudbay also has the following commitments which impact Hudbay's financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Share-based compensation;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines;

- Participation agreements related to the Copper Mountain mine, and

- Contracts related to future production and sales, such as royalties.

Outstanding Share Data

As of April 29, 2026, the final trading day prior to the date of this MD&A, there were 397,217,072 common shares of Hudbay issued and outstanding. In addition, there were 2,568,276 stock options outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of Hudbay's eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4[2]	Q3	Q2
Production on a copper equivalent basis (tonnes)	57,635	71,242	46,224	53,693	58,611	77,769	60,895	47,164
Average realized copper price ($/lb)	5.81	5.17	4.37	4.36	4.49	4.09	4.24	4.56
Average realized gold price ($/oz)	4,468	3,580	3,522	3,135	3,002	2,327	2,592	2,222
Revenue	757.3	732.9	346.8	536.4	594.9	584.9	485.8	425.5
Gross profit	368.0	270.1	65.3	176.5	231.3	184.4	139.8	77.6
Income before tax	339.0	257.1	330.5	153.1	171.3	103.7	79.7	0.4
Net income (loss)	191.5	128.0	222.4	114.7	99.2	19.3	50.3	(20.3)
Net income (loss) - attributable	190.4	128.0	222.4	117.7	100.4	21.2	49.7	(16.5)
Adjusted net earnings [1] - attributable	159.1	86.0	10.1	75.5	93.8	70.3	50.2	0.2
Earnings (loss) per share attributable:
Basic and diluted	0.48	0.32	0.56	0.30	0.25	0.05	0.13	(0.04)
Adjusted net earnings[1] per share - attributable	0.40	0.22	0.03	0.19	0.24	0.18	0.13	0.00
Operating cash flow before change in non-cash working capital	208.7	336.9	70.3	193.9	163.5	231.5	188.3	123.7
Adjusted EBITDA[1]	421.9	385.9	142.6	245.2	287.2	257.3	206.0	145.0
Adjusted EBITDA LTM[1]	1,195.6	1,060.9	932.3	995.9	895.7	823.3	840.4	825.1

1 Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, Hudbay's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals Hudbay produces. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of Hudbay's closed site environmental provision.

During the first quarter of 2026, revenue and gross profit reached record levels, driven by higher realized metal prices and disciplined cost management, which resulted in record quarterly and last twelve months adjusted EBITDA. While consolidated copper equivalent production decreased to 57,635 tonnes compared to the most recent quarter following the planned depletion of Pampachancha, consolidated cash cost improved following the successful initial ramp up of the secondary SAG mill, leading to improved throughput levels and enhanced operational efficiencies. Operating cash flow decreased primarily due to higher cash taxes paid and elevated share-based compensation payments resulting from higher share prices, these were partially offset by lower depreciation charges following the Pampachancha closure, offset by higher realized metal prices across all metals.

During the fourth quarter of 2025, copper equivalent production increased to 71,242 tonnes compared to the most recent quarters. This was primarily due to higher realized price across all metals, partially offset by a one-week power outage in Manitoba during the fourth quarter of 2025 due to weather related constraints. Hudbay achieved record quarterly revenue of $732.9 million as a result of high metal prices, despite the one-week operational interruption in Manitoba in October. In addition, along with continued strong cost control and productivity gains coming from previous investments in optimization efforts, Hudbay achieved record high gross profit. The cumulative effect of the high commodity prices, cost control and optimization efforts resulted in Hudbay achieving record adjusted EBITDA over a twelve month period of $1.06 billion.

During the third quarter of 2025, copper equivalent production decreased to 46,224 tonnes because of reduced copper and zinc output. This was primarily due to the temporary suspension of operations in Manitoba in July and August related to the wildfire evacuation order and the Peru temporary suspension for nine days during the third quarter of 2025 caused by social unrest. As a result of the social unrest impacting transportation routes earlier in the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment valued at $60 million was deferred to early October 2025. The temporary operational suspensions during the quarter increased pressure on gross margins and operating cash flow compared to the earlier quarters. Earnings in the third quarter of 2025 also included an after-tax impairment reversal of $242.7 million, following the announcement of the Copper World joint venture transaction with Mitsubishi for a 30% minority interest.

After adjusting for the fixed costs associated with the temporary suspensions in Manitoba and Peru, production costs continue to be well controlled and comparable to prior periods.

During the second quarter of 2025, copper equivalent production decreased to 53,693 tonnes because of reduced copper, gold and silver output. This was primarily due to the temporary suspension of operations in Manitoba in June related to the wildfire evacuation order. This was partially offset by record average gold prices and high copper prices which positively impacted gross profits and contributing to increased net income and higher earnings per share in the second quarter of 2025. While higher profitability led to significant cash taxes paid of $43.9 million, the business's strong operating performance caused the overall impact to operating cash flow before changes in non-cash working capital to remain positive. Higher foreign exchange gains due to the strengthening of the Canadian dollar along with declining net interest cost as a result of Hudbay's deleveraging efforts led to reduced net finance expenses in the second quarter. Adjusted EBITDA over the last twelve months hit a record high of $995.9 million as a result of strong operating performances at the Manitoba and Peru operations resulting in higher sales volumes, benefitting from high copper and gold prices. Net debt to EBITDA is now at its lowest level since the development of the Peru operation more than a decade ago given the business's strong operating performance in conjunction with the same aforementioned deleveraging efforts. The lower net debt and stronger cash position is despite larger reinvestment in the business through growing capital expenditures in recent years.

During the first quarter of 2025, copper equivalent production decreased to 58,611 tonnes as expected, reflecting lower production of copper, gold and silver primarily related to lower planned grades in Peru as the final stripping phase at the Pampacancha deposit was underway. This was partially offset by higher gold production in Manitoba and record average gold prices and high copper prices which positively impacted gross profits.

The Manitoba operations delivered strong quarterly throughput as expected and unlocked better-than-expected grades, resulting in higher production that exceeded Hudbay's quarterly cadence expectations. Strong cost control, a weaker Canadian dollar and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, in the first quarter of 2025 of $(0.45) and $0.72, respectively, contributing to the increased gross margin and very strong growth in adjusted EBITDA. Higher profits since 2023 in Peru and Canada have resulted in significant cash taxes paid of $117.5 million in the first quarter of 2025, which is reflected in operating cash flow before changes in non-cash working capital. In addition, deleveraging efforts including the repurchases of the Company's senior secured notes over the course of 2024 led to declining net interest cost to service Hudbay's long term debt.

During the fourth quarter of 2024, copper equivalent production increased to 77,769 tonnes. Hudbay's Manitoba and Peru operations delivered strong quarterly production as expected and unlocked higher grade helping the Company exceed 2024 annual gold guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, contributing to Hudbay's outperformance of its improved full year 2024 cost guidance. Furthermore, the settlement of the gold prepayment liability in the third quarter of 2024, allowed Hudbay to capitalize on surging gold prices. Since acquiring Copper Mountain in June 2023, Hudbay has moved to optimization efforts which have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

During the third quarter of 2024, profitability and cash flows grew compared to the second quarter of 2024. This strength was attributable in part to higher gold, copper and zinc production compared to the second quarter of 2024, along with returning strength in commodity prices including record gold prices. These impacts offset planned lower mined grades observed in Peru in the third quarter of 2024 and the higher cash mining taxes paid in Peru resulting from higher profitability over the past several quarters. Strong operating cost control continued into the third quarter of 2024 resulting from a number of operational initiatives and high levels of mill throughput being experienced throughout the business.

During the second quarter of 2024, realized copper and gold prices continued to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as Hudbay continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as Hudbay experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for Hudbay's strategic non-QP hedging program and high share prices for Hudbay's common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in Hudbay's adjusted net earnings - attributable to owners measure.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze Hudbay's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable to owners

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of Hudbay's core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of income, to adjusted net earnings attributable to owners of the Company for the three months ended March 31, 2026 December 31, and March 31, 2025.

	Three months ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Earnings for the period	191.5	128.0	99.2
Tax expense	147.5	129.1	72.1
Earnings before tax	339.0	257.1	171.3
Adjusting items:
Mark-to-market adjustments[1]	(38.7)	(5.7)	(3.1)
Foreign exchange loss (gain)	10.7	(5.4)	(3.1)
Re-evaluation adjustment - environmental provision	2.1	(0.2)	12.8
Manitoba cost of sales and other expense from temporary shutdown	-	0.5	-
Peru cost of sales from temporary shutdown	-	2.1	-
Insurance recovery	-	(25.0)	-
Variable consideration adjustment - stream revenue and accretion	0.1	-	(10.5)
Inventory adjustments	-	0.7	1.2
Restructuring charges	-	-	0.1
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(3.3)	(1.6)	(1.9)
Loss/write-down on disposal of PP&E	1.0	2.9	0.6
Changes in other provisions (non-capital)	-	-	0.7
Adjusted earnings before income taxes	310.9	225.4	168.1
Tax expense	(147.5)	(129.1)	(72.1)
Tax impact of adjusting items	(3.2)	(10.3)	(2.8)
Adjusted net earnings	160.2	86.0	93.2

Adjusted net earnings attributable to non-controlling interest:
Net (earnings) loss for the period	(1.1)	-	1.2
Adjusting items, including tax impact	-	-	(0.6)
Adjusted net earnings - attributable to owners	159.1	86.0	93.8
Adjusted net earnings ($/share) - attributable to owners	0.40	0.22	0.24
Basic weighted average number of common shares outstanding (millions)	396.9	396.3	395.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

Adjusted EBITDA

Adjusted EBITDA is net earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. Hudbay calculates adjusted EBITDA by excluding certain adjustments included within Hudbay's adjusted net earnings attributable measure which reflects the underlying performance of Hudbay's core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of Hudbay's operations. However, Hudbay's adjusted EBITDA is not the measure defined as EBITDA under Hudbay's senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings, which is calculated in accordance with IFRS. Hudbay provides adjusted EBITDA to help users analyze their results and to provide additional information about Hudbay's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the three months ended March 31, 2026 and December 31, and March 31, 2025:

	Three months ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Earnings for the period	191.5	128.0	99.2
Add back:
Tax expense	147.5	129.1	72.1
Other (income) expense	(33.8)	(14.6)	14.4
Other operating expense	10.1	(13.6)	5.2
Depreciation and amortization	99.9	152.5	108.1
Amortization of deferred revenue and variable consideration adjustment	(19.5)	(24.0)	(29.3)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	2.1	(0.2)	12.8
Inventory adjustments	-	0.7	1.2
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	-
Option agreement proceeds	0.6	0.9	1.5
Realized loss on non-QP hedges	-	-	(1.9)
Share-based compensation expense [1]	23.5	25.8	3.9
Adjusted EBITDA	421.9	385.9	287.2

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents Hudbay's calculation of net debt as at March 31, 2026 and December 31, 2025:

(in $ millions)	Mar. 31, 2026	Dec. 31, 2025
Total debt	1,009.4	1,008.6
Cash and cash equivalents[1]	(1,003.8)	(568.9)
Net debt	5.6	439.7

1 As at March 31, 2026 cash and cash equivalents includes $370.7 million in cash held by Copper World LLC. These funds are contractually restricted for the advancement of the Copper World project and are not available to the general Hudbay group.

Net Debt to Adjusted EBITDA Ratio

The following table presents Hudbay's calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at March 31, 2026 and December 31, 2025:

(in $ millions, except net debt to adjusted EBITDA ratio)	Mar. 31, 2026	Dec. 31, 2025
Net debt	5.6	439.7
Adjusted EBITDA for the last twelve months	1,195.6	1,060.9
Net debt to adjusted EBITDA	0.0	0.4

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the twelve months ended March 31, 2026 and December 31, 2025:

	Twelve months ended
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025
Earnings for the period	656.6	564.3
Add back:
Tax expense	423.1	347.7
Net finance expense	(28.8)	19.4
Other expense	12.7	7.8
Depreciation and amortization	431.5	439.7
Amortization of deferred revenue and variable consideration adjustment	(65.2)	(75.0)
Adjusting items (pre-tax):
Impairment reversal	(322.3)	(322.3)
Consideration received from previously sold non-core project	(14.9)	(14.9)
Re-evaluation adjustment - environmental provision	(10.5)	0.2
Inventory adjustments	2.9	4.1
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2	19.2
Overhead costs incurred during Peru temporary suspension (cash)	8.6	8.6
Option agreement proceeds	3.6	4.5
Realized loss on non-QP hedges	(0.4)	(2.3)
Share-based compensation expense [1]	79.5	59.9
Adjusted EBITDA for the last twelve months	1,195.6	1,060.9

1 Share-based compensation expense reflectedin cost of sales and selling and administrative expenses.

The following table presents the calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025
Earnings for the period	191.5	128.0	222.4	114.7	656.6
Add back:
Tax expense	147.5	129.1	108.1	38.4	423.1
Other (income) expenses	(33.8)	(14.6)	19.6	-	(28.8)
Other operating expenses	10.1	(13.6)	9.1	7.1	12.7
Depreciation and amortization	99.9	152.5	82.7	96.4	431.5
Amortization of deferred revenue and variable consideration adjustment	(19.5)	(24.0)	(6.3)	(15.4)	(65.2)
Adjusting items (pre-tax):
Impairment reversal	-	-	(322.3)	-	(322.3)
Consideration received from previously sold non-core project	-	-	(14.9)	-	(14.9)
Re-evaluation adjustment - environmental provision	2.1	(0.2)	1.4	(13.8)	(10.5)
Inventory adjustments	-	0.7	(1.3)	3.5	2.9
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0	3.2	19.2
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	7.3	-	8.6
Realized loss on non-QP hedges	-	-	-	(0.4)	(0.4)
Option agreement proceeds	0.6	0.9	1.1	1.0	3.6
Share-based compensation expenses[2]	23.5	25.8	19.7	10.5	79.5
Adjusted EBITDA	421.9	385.9	142.6	245.2	1,195.6

1 LTM (last twelve months) as of March 31, 2026.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

Free Cash Flow

Hudbay defines free cash flow as cash generated from operations adjusted for changes in non-cash working capital, sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements. Free cash flow is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash flow from operations as determined under IFRS Accounting Standards. The following table presents Hudbay's calculation of free cash flow and reconciles to the most directly comparable IFRS measure:

	Three months ended
(in $ millions)	Mar. 31, 2026	Mar. 31, 2025
Cash generated from operations	211.3	124.8
Add back:
Change in non-cash working capital	2.6	(38.7)
Cash sustaining capital expenditures[1]	106.4	79.1
Free cash flow	102.3	84.4

Cash sustaining capital expenditures[1]
Total sustaining capital costs[2]	87.0	62.5
Capitalized lease and equipment financing cash payments - operating sites	15.7	12.8
Community agreement cash payments	3.7	3.8
Cash sustaining capital expenditures[1]	106.4	79.1

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 See reconciliation to property, plant & equipment additions on page 53 of this MD&A.

The following table presents the calculation of the last twelve months free cash flow:

	Three months ended				LTM[1]
(in $ millions)	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025
Cash generated from operations	211.3	209.4	113.5	259.9	794.1
Add back:
Change in non-cash working capital	2.6	(127.5)	43.2	66.0	(15.7)
Cash sustaining capital expenditures[2]	106.4	111.9	86.4	107.2	411.9
Free cash flow	102.3	225.0	(16.1)	86.7	397.9

Cash sustaining capital expenditures[2]
Total sustaining capital costs[3]	87.0	91.8	71.2	88.6	338.6
Capitalized lease and equipment financing cash payments - operating sites	15.7	12.5	14.3	13.4	55.9
Community agreement cash payments	3.7	7.6	0.9	5.2	17.4
Cash sustaining capital expenditures[2]	106.4	111.9	86.4	107.2	411.9

1 LTM (last twelve months) as at March 31, 2026

2 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

3 See reconciliation to property, plant & equipment additions on page 53 of this MD&A.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of its operations. Hudbay's calculation designates copper as the primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay's primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay's operations. The economics that support Hudbay's decision to produce and sell copper would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure its operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, payments on equipment financing, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2026 and December 31, and March 31, 2025. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Peru	45,356	55,199	44,738
Manitoba	5,589	7,333	7,648
British Columbia	10,628	10,373	15,864
Net pounds of copper produced[1]	61,573	72,905	68,250

1 Contained copper in concentrate.

Consolidated		Three months ended
		Mar. 31, 2026				Dec. 31, 2025				Mar. 31, 2025
Cash cost per pound of copper produced	$	millions	$	/lb	$	millions	$	/lb	$	millions	$	/lb
Cash cost, before by-product credits		271.5		4.41		304.0		4.17		253.7		3.72
By-product credits		(382.1)		(6.21)		(350.0)		(4.80)		(284.7)		(4.17)
Cash cost, net of by-product credits		(110.6)		(1.80)		(46.0)		(0.63)		(31.0)		(0.45)

Consolidated	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	93.0	1.51	103.2	1.42	91.2	1.34
Milling	91.2	1.48	96.5	1.32	80.6	1.18
G&A	61.6	1.00	73.4	1.01	43.6	0.64
Onsite costs	245.8	3.99	273.1	3.75	215.4	3.16
Treatment & refining	3.1	0.05	5.8	0.08	14.0	0.21
Freight & other	22.6	0.37	25.1	0.34	24.3	0.35
Cash cost, before by-product credits	271.5	4.41	304.0	4.17	253.7	3.72

Consolidated	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Zinc	12.4	0.20	12.2	0.17	13.8	0.20
Gold[3]	297.4	4.83	302.2	4.15	225.4	3.30
Silver[3]	43.4	0.71	27.3	0.37	26.1	0.38
Molybdenum & other	28.9	0.47	8.3	0.11	19.4	0.29
Total by-product credits	382.1	6.21	350.0	4.80	284.7	4.17
Reconciliation to IFRS:
Cash cost, net of by-product credits	(110.6)		(46.0)		(31.0)
By-product credits	382.1		350.0		284.7
Treatment and refining charges	(3.1)		(5.8)		(14.0)
Inventory adjustments	-		0.7		1.2
Share-based compensation expense	2.9		2.6		0.7
Change in product inventory	13.0		4.3		12.0
Royalties and statutory contributions[5]	5.1		3.2		1.9
Overhead costs incurred during Peru temporary suspension (cash)	-		1.3		-
Depreciation and amortization[4]	99.9		152.5		108.1
Cost of sales[6]	389.3		462.8		363.6

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 31 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2026 the variable consideration adjustments amounted to loss of $0.1 million (three months ended March 31, 2025 - gain of $9.9 million and December 31, 2025 - $nil).

4 Depreciation is based on concentrate sold.

5 Certain of our properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return royalty and price participation agreements.

6 As per consolidated interim financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net pounds of copper produced[1]	45,356	55,199	44,738

1 Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	34.5	0.76	37.6	0.68	31.0	0.69
Milling	43.4	0.96	52.0	0.94	44.4	0.99
G&A	33.2	0.73	47.8	0.87	22.5	0.51
Onsite costs	111.1	2.45	137.4	2.49	97.9	2.19
Treatment & refining	(1.6)	(0.04)	2.5	0.05	6.7	0.15
Freight & other	14.1	0.31	17.3	0.31	15.2	0.34
Cash cost, before by-product credits	123.6	2.72	157.2	2.85	119.8	2.68
By-product credits	(91.8)	(2.02)	(126.0)	(2.28)	(70.2)	(1.57)
Cash cost, net of by-product credits	31.8	0.70	31.2	0.57	49.6	1.11

Peru	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	44.9	0.99	104.7	1.90	35.0	0.78
Silver[3]	22.9	0.50	13.2	0.24	15.6	0.35
Molybdenum	24.0	0.53	8.1	0.14	19.6	0.44
Total by-product credits	91.8	2.02	126.0	2.28	70.2	1.57
Reconciliation to IFRS:
Cash cost, net of by-product credits	31.8		31.2		49.6
By-product credits	91.8		126.0		70.2
Treatment and refining charges	1.6		(2.5)		(6.7)
Inventory adjustments	-		(0.2)		0.4
Share-based compensation expenses	0.5		0.5		0.1
Change in product inventory	7.6		15.6		13.8
Royalties and statutory contributions	1.9		2.9		1.1
Overhead costs incurred during Peru temporary suspension (cash)	-		1.3		-
Depreciation and amortization[4]	61.4		115.8		68.2
Cost of sales[5]	196.6		290.6		196.7

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

British Columbia	Three months ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net pounds of copper produced[1]	10,628	10,373	15,864

1 Contained copper in concentrate.

British Columbia	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	16.2	1.53	26.3	2.54	21.9	1.38
Milling	31.5	2.96	28.3	2.73	21.8	1.37
G&A	8.4	0.79	9.5	0.91	6.3	0.40
Onsite costs	56.1	5.28	64.1	6.18	50.0	3.15
Treatment & refining	2.1	0.20	1.3	0.12	3.6	0.23
Freight & other	2.8	0.26	2.7	0.26	3.4	0.21
Cash cost, before by-product credits	61.0	5.74	68.1	6.56	57.0	3.59
By-product credits	(35.4)	(3.33)	(18.1)	(1.74)	(18.3)	(1.15)
Cash cost, net of by-product credits	25.6	2.41	50.0	4.82	38.7	2.44

British Columbia	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	30.6	2.88	14.9	1.43	16.1	1.01
Silver	4.8	0.45	3.2	0.31	2.2	0.14
Total by-product credits	35.4	3.33	18.1	1.74	18.3	1.15
Reconciliation to IFRS:
Cash cost, net of by-product credits	25.6		50.0		38.7
By-product credits	35.4		18.1		18.3
Treatment and refining charges	(2.1)		(1.3)		(3.6)
Inventory adjustments	-		0.1		0.8
Change in product inventory	11.3		(9.1)		(0.8)
Share-based compensation expense	0.6		0.7		0.3
Royalties	3.2		0.3		0.8
Depreciation and amortization[3]	18.5		14.1		16.0
Cost of sales[4]	92.5		72.9		70.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Consolidated	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(110.6)	(1.80)	(46.0)	(0.63)	(31.0)	(0.45)
Cash sustaining capital expenditures	105.8	1.72	111.2	1.53	78.2	1.14
Royalties and statutory contributions	5.1	0.08	3.2	0.04	1.9	0.03
Sustaining cash cost, net of by-product credits	0.3	0.00	68.4	0.94	49.1	0.72
Corporate selling and administrative expenses & regional costs	38.1	0.62	32.0	0.44	15.3	0.22
Accretion and amortization of decommissioning and community agreements[1]	6.5	0.11	4.0	0.05	2.0	0.03
All-in sustaining cash cost, net of by-product credits	44.9	0.73	104.4	1.43	66.4	0.97
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	109.5		140.9		68.2
Capitalized stripping and underground development, net additions	73.0		43.9		41.3
Total accrued capital additions	182.5		184.8		109.5
Less other non-sustaining capital costs[2]	95.5		93.0		47.0
Total sustaining capital costs	87.0		91.8		62.5
Capitalized lease & equipment financing cash payments - operating sites	15.7		12.5		12.8
LOM Community agreement cash payments	0.6		4.4		0.8
Accretion and amortization of decommissioning and restoration obligations [3]	2.5		2.5		2.1
Cash sustaining capital expenditures	105.8		111.2		78.2

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	31.8	0.70	31.2	0.57	49.6	1.11
Cash sustaining capital expenditures	31.3	0.69	50.3	0.91	35.3	0.79
Royalties and statutory contributions	1.9	0.04	2.9	0.05	1.1	0.02
Sustaining cash cost per pound of copper produced	65.0	1.43	84.4	1.53	86.0	1.92

British Columbia	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	25.6	2.41	50.0	4.82	38.7	2.44
Cash sustaining capital expenditures	54.2	5.10	41.7	4.02	27.8	1.75
Royalties and statutory contributions	3.2	0.30	0.3	0.03	0.8	0.05
Sustaining cash cost per pound of copper produced	83.0	7.81	92.0	8.87	67.3	4.24

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for Hudbay's Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of Hudbay's Manitoba operation. The economics that support its decision to produce and sell gold would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay's operating performance at its Manitoba operation versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2026 and December 31, and March 31, 2025. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Net ounces of gold produced[1]	47,743	47,423	60,354

1 Contained gold in concentrate and doré.

Manitoba	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
Mining	42.3	886	39.3	829	38.3	634
Milling	16.3	341	16.2	342	14.4	239
G&A	20.0	419	16.1	339	14.8	245
Onsite costs	78.6	1,646	71.6	1,510	67.5	1,118
Treatment & refining	2.6	55	2.0	42	3.7	61
Freight & other	5.7	119	5.1	108	5.7	95
Cash cost, before by-product credits	86.9	1,820	78.7	1,660	76.9	1,274
By-product credits	(67.4)	(1,412)	(45.3)	(955)	(54.2)	(898)
Gold cash cost, net of by-product credits	19.5	408	33.4	705	22.7	376

Manitoba	Three months ended
Supplementary cash cost information	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
	$ millions	$/oz [1]	$ millions	$/oz1	$ millions	$/oz [1]
By-product credits[2]:
Copper	34.4	720	22.1	466	32.3	535
Zinc	12.4	260	12.2	257	13.8	228
Silver	15.7	329	10.8	228	8.3	138
Other	4.9	103	0.2	4	(0.2)	(3)
Total by-product credits	67.4	1,412	45.3	955	54.2	898
Reconciliation to IFRS:
Cash cost, net of by-product credits	19.5		33.4		22.7
By-product credits	67.4		45.3		54.2
Treatment and refining charges	(2.6)		(2.0)		(3.7)
Share-based compensation expenses	1.8		1.4		0.3
Inventory adjustments	-		0.8		-
Change in product inventory	(5.9)		(2.2)		(1.0)
Depreciation and amortization[3]	20.0		22.6		23.9
Cost of sales[4]	100.2		99.3		96.4

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	19.5	408	33.4	705	22.7	376
Cash sustaining capital expenditures	20.3	425	19.2	405	15.1	250
Sustaining cash cost per ounce of gold produced	39.8	833	52.6	1,110	37.8	626

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess Hudbay's cost structure and margins and compare it to similar information provided by other companies in the industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2026 and December 31, and March 31, 2025.

Peru	Three months ended
(in millions except ore tonnes milled and unit cost per tonne)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Combined unit cost per tonne processed
Mining	34.5	37.6	31.0
Milling	43.4	52.0	44.4
G&A1	33.2	47.8	22.5
Less: Other G&A2	(16.3)	(26.7)	(7.9)
Unit cost	94.8	110.7	90.0
Tonnes ore milled (in thousands)	8,164	7,628	8,114
Combined unit cost per tonne	11.61	14.51	11.09
Reconciliation to IFRS:
Unit cost	94.8	110.7	90.0
Freight & other	14.1	17.3	15.2
Other G&A	16.3	26.7	7.9
Share-based compensation expenses	0.5	0.5	0.1
Inventory adjustments	-	(0.2)	0.4
Change in product inventory	7.6	15.6	13.8
Royalties and statutory contributions	1.9	2.9	1.1
Overhead costs incurred during Peru temporary suspension (cash)	-	1.3	-
Depreciation and amortization	61.4	115.8	68.2
Cost of sales[3]	196.6	290.6	196.7

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
(in millions except tonnes ore milled and unit cost per tonne)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Combined unit cost per tonne processed
Mining	42.3	39.3	38.3
Milling	16.3	16.2	14.4
G&A1	20.0	16.1	14.8
Less: Other G&A related to profit sharing costs	(11.9)	(9.4)	(7.2)
Unit cost	66.7	62.2	60.3
USD/CAD implicit exchange rate	1.37	1.39	1.43
Unit cost - C$	91.5	86.7	86.5
Tonnes ore milled	360,384	349,082	404,410
Combined unit cost per tonne - C$	254	248	214
Reconciliation to IFRS:
Unit cost	66.7	62.2	60.3
Freight & other	5.7	5.1	5.7
Other G&A related to profit sharing	11.9	9.4	7.2
Share-based compensation expenses	1.8	1.4	0.3
Inventory adjustments	-	0.8	-
Change in product inventory	(5.9)	(2.2)	(1.0)
Depreciation and amortization	20.0	22.6	23.9
Cost of sales[2]	100.2	99.3	96.4

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

British Columbia	Three months ended
(in millions except tonnes ore milled and unit cost per tonne)	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Combined unit cost per tonne processed
Mining	16.2	26.3	21.9
Milling	31.5	28.3	21.8
G&A1	8.4	9.5	6.3
Unit cost	56.1	64.1	50.0
USD/CAD implicit exchange rate	1.38	1.41	1.43
Unit cost - C$	77.7	90.3	71.7
Tonnes ore milled	3,078	2,268	2,761
Combined unit cost per tonne - C$	25.23	39.80	25.98
Reconciliation to IFRS:
Unit cost	56.1	64.1	50.0
Freight & other	2.8	2.7	3.4
Change in product inventory	11.3	(9.1)	(0.8)
Shared based compensation	0.6	0.7	0.3
Inventory adjustments	-	0.1	0.8
Royalties	3.2	0.3	0.8
Depreciation and amortization	18.5	14.1	16.0
Cost of sales[2]	92.5	72.9	70.5

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations

For information on new standards and interpretations adopted and new standards issued but not yet effective, refer to note 3 of Hudbay's March 31, 2026 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis based on its experience and other factors, including expectations of future events that Hudbay believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of Hudbay's financial condition and results of operations because they require Hudbay to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of Hudbay's March 31, 2026 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Hudbay did not make any changes to ICFR during the three months ended March 31, 2026 that materially affected or are reasonably likely to materially affect Hudbay's ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, including with respect to the primary SAG mill repairs and related ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the development timelines associated with New Ingerbelle and any challenges to the New Ingerbelle permits (including LSIB's recent application for judicial review), the estimated timelines and pre-requisites for sanctioning the Copper World project, including the completion and anticipated results of the DFS and the potential timing of a project sanctioning decision, expectations regarding the sanctioning of the Copper World project, expectations regarding the potential impact of recent policy decisions from the United States government, the benefits, timing and consummation of the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit and the potential utilization of excess capacity at the Stall mill, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations with respect to the timing and the ability to satisfy the conditions required to close the proposed acquisition of ASCU and the expected benefits therefrom, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced Capital Allocation Framework, the ability to obtain TSX approval for the renewal of the NCIB and statements regarding any potential Share purchases under the NCIB, including number of Shares to be repurchased and the timing thereof, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, expectations regarding the prospective nature of the Maria Reyna and Caballito properties and the status of the related drill permit application process, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of a pre-feasibility study and related test work at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

- the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;

- no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;

- no interruptions to Hudbay's plans for advancing New Ingerbelle, including with respect to any challenges to the New Ingerbelle permits;

- Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, and develop and maintain good relations with key stakeholders;

- the ability to satisfy the conditions required to close the proposed acquisition of ASCU;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at the Maria Reyna and Caballito properties;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of Hudbay's processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals Hudbay produces;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

- the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at Hudbay's operations;

- maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

- maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at Hudbay's various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the primary SAG mill repairs and related ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks associated with the development of new projects, risks associated with acquisitions, investments and other strategic transactions including but not limited to the proposed acquisition of ASCU, risks related to the Copper World project, including the risk of capital cost escalation, permitting challenges, project delivery risks and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of Hudbay's information technology and operational technology systems, including risks arising from cyber-attacks ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Persons and NI 43-101

The technical and scientific information in this MD&A related to Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The technical and scientific information in this MD&A related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo, Executive Director, Global Mineral Resource Evaluation. Mr. Brulotte is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for Hudbay's material properties as filed by the Company on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q1 2026	2025[4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Consolidated Financial Condition ($ millions)
Cash and cash equivalents and short-term investment		$1,003.8	$568.9	$568.9	$611.1	$625.5	$582.6	$581.8	$581.8	$483.3	$523.8	$284.4
Total long-term debt		1,009.4	1,008.6	1,008.6	1,047.0	1,059.6	1,108.7	1,107.5	1,107.5	1,108.9	1,155.6	1,278.6
Net debt[1]		5.6	439.7	439.7	435.9	434.1	526.1	525.7	525.7	625.6	631.8	994.2
Free cash flow		102.3	380.0	225.0	(16.1)	86.7	84.4	350.5	146.9	86.3	30.6	86.7
Consolidated Financial Performance ($ millions except per share amounts)
Revenue		$757.3	$2,211.0	$732.9	$346.8	$536.4	$594.9	$2,021.2	$584.9	$485.8	$425.5	$525.0
Cost of sales		389.3	1,467.8	462.8	281.5	359.9	363.6	1,467.4	400.5	346.0	347.9	373.0
Earnings (loss) before tax		339.0	912.0	257.1	330.5	153.1	171.3	251.6	103.7	79.7	0.4	67.8
Net earnings (loss)		191.5	564.3	128.0	222.4	114.7	99.2	67.8	19.3	50.3	(20.3)	18.5
Net earnings (loss) attributable to owners[1]		190.4	568.5	128.0	222.4	117.7	100.4	76.7	21.2	49.7	(16.5)	22.3
Basic and diluted earnings (loss) per share attributable to owners		$0.48	$1.44	$0.32	$0.56	$0.30	$0.25	$0.20	$0.05	$0.13	$(0.04)	$0.06
Adjusted earnings (loss) per share attributable to owners [1]		$0.40	$0.67	$0.22	$0.03	$0.19	$0.24	$0.48	$0.18	$0.13	$0.00	$0.17
Operating cash flow before change in non-cash working capital		208.7	764.3	336.9	70.3	193.9	163.5	691.1	231.5	188.3	123.7	147.5
Adjusted EBITDA [1]		421.9	1,060.9	385.9	142.6	245.2	287.2	823.3	257.3	206.0	145.0	215.0
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	27,929	118,188	33,069	24,205	29,956	30,958	137,943	43,262	31,354	28,578	34,749
Gold	ounces	61,700	267,934	84,298	53,581	56,271	73,784	332,240	94,161	89,073	58,614	90,392
Silver	ounces	787,449	3,468,143	1,002,985	730,394	814,989	919,775	3,983,851	1,311,658	985,569	738,707	947,917
Zinc	tonnes	4,565	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798
Molybdenum	tonnes	380	1,282	325	185	375	397	1,323	195	362	369	397
Payable metal in concentrate and doré sold
Copper	tonnes	29,544	114,534	34,132	18,280	30,354	31,768	125,094	37,927	27,760	25,799	33,608
Gold	ounces	66,562	260,261	84,424	38,279	62,466	75,092	335,342	92,734	73,232	61,295	108,081
Silver	ounces	923,051	3,190,552	871,006	418,418	894,160	1,006,968	3,549,816	1,150,518	663,413	667,036	1,068,848
Zinc [3]	tonnes	3,897	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119
Molybdenum	tonnes	375	1,334	190	269	427	448	1,287	182	343	347	415
Cash cost [1]	$/lb	$(1.80)	$(0.22)	$(0.63)	$0.42	$(0.02)	$(0.45)	$0.46	$0.45	$0.18	$1.14	$0.16
Sustaining cash cost [1]	$/lb	$0.00	$1.30	$0.94	$2.09	$1.65	$0.72	$1.62	$1.37	$1.71	$2.65	$1.00
All-in sustaining cash cost [1]	$/lb	$0.73	$1.74	$1.43	$2.78	$2.03	$0.97	$1.88	$1.53	$1.95	$3.07	$1.29

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

3 Includes refined zinc metal sold.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2026	2025[4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Peru Operations
Constancia ore mined[1]	tonnes	10,701,375	21,539,089	5,610,915	564,579	6,735,316	8,628,279	15,046,190	4,186,058	3,022,931	5,277,654	2,559,547
Copper	%	0.29	0.31	0.31	0.25	0.34	0.28	0.34	0.40	0.36	0.29	0.31
Gold	g/tonne	0.03	0.03	0.03	0.02	0.03	0.03	0.04	0.04	0.04	0.03	0.04
Silver	g/tonne	3.11	3.18	3.27	1.92	3.26	3.14	3.08	3.88	3.20	2.50	2.79
Molybdenum	%	0.01	0.02	0.01	0.01	0.02	0.02	0.01	0.02	0.02	0.01	0.01
Pampacancha ore mined[1]	tonnes	-	9,563,442	4,152,000	4,260,081	762,172	389,189	9,317,499	4,037,264	1,777,092	1,288,789	2,214,354
Copper	%	-	0.40	0.43	0.38	0.26	0.44	0.55	0.63	0.48	0.41	0.56
Gold	g/tonne	-	0.29	0.27	0.31	0.24	0.26	0.32	0.38	0.27	0.20	0.32
Silver	g/tonne	-	4.78	4.84	4.87	4.59	3.68	5.61	6.43	6.23	3.83	4.64
Molybdenum	%	-	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.01	0.02	0.02
Strip Ratio		0.83	1.04	0.57	1.38	1.47	1.02	1.78	1.22	2.62	1.74	1.95
Ore milled	tonnes	8,163,847	30,292,668	7,627,853	6,991,744	7,559,047	8,114,024	31,933,624	7,999,453	8,137,248	7,718,962	8,077,962
Copper	%	0.31	0.33	0.39	0.31	0.34	0.30	0.36	0.48	0.32	0.30	0.36
Gold	g/tonne	0.06	0.11	0.18	0.16	0.05	0.05	0.14	0.20	0.11	0.07	0.15
Silver	g/tonne	3.09	3.72	4.19	3.94	3.58	3.22	3.84	5.28	3.70	2.85	3.48
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	81.5	84.3	84.5	83.2	84.5	84.6	85.0	87.8	82.6	83.1	84.9
Gold recovery	%	59.9	69.2	74.7	72.1	56.0	56.5	70.7	73.3	68.1	61.4	73.4
Silver recovery	%	65.4	66.7	71.1	65.2	63.5	66.0	68.8	71.4	67.0	63.9	70.7
Molybdenum recovery	%	36.0	37.4	38.8	33.9	38.7	35.7	41.7	37.1	39.0	46.3	43.2
Contained metal in
Copper	tonnes	20,573	85,155	25,038	18,114	21,710	20,293	99,001	33,988	21,220	19,217	24,576
Gold	ounces	8,770	74,480	32,865	26,380	7,366	7,869	98,226	38,079	20,331	10,672	29,144
Silver	ounces	531,199	2,415,134	731,017	577,446	551,979	554,692	2,708,262	969,502	648,209	450,833	639,718
Molybdenum	tonnes	380	1,282	325	185	375	397	1,323	195	362	369	397
Payable metal sold
Copper	tonnes	21,056	84,438	28,361	11,769	21,418	22,890	88,138	28,775	18,803	16,806	23,754
Gold	ounces	15,162	71,755	37,874	9,798	9,721	14,362	103,364	37,459	9,795	13,433	42,677
Silver	ounces	676,119	2,239,832	650,384	258,215	616,578	714,654	2,343,820	824,613	365,198	400,302	753,707
Molybdenum	tonnes	375	1,334	190	269	427	448	1,287	182	343	347	415
Unit cost [2,3]	$/tonne	$11.61	$13.02	$14.51	$13.03	$13.59	$11.09	$12.91	$15.25	$12.78	$12.68	$10.92
Peru cash cost[3]	$/lb	$0.70	$1.08	$0.57	$1.30	$1.45	$1.11	$1.18	$1.00	$1.80	$1.78	$0.43
Peru sustaining cash cost[3]	$/lb	$1.43	$2.02	$1.53	$2.11	$2.63	$1.92	$1.86	$1.48	$2.78	$2.60	$1.02

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2026	2025[1]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [1]	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Manitoba Operations
Lalor ore mined	tonnes	349,980	1,180,121	353,819	139,006	303,062	384,234	1,626,935	422,454	411,295	385,478	407,708
Gold	g/tonne	4.72	5.35	5.51	5.42	4.97	5.46	4.68	4.61	5.45	3.75	4.84
Copper	%	0.80	0.79	0.82	0.67	0.61	0.95	0.85	0.95	0.91	0.69	0.84
Zinc	%	2.10	2.41	2.55	1.93	2.46	2.42	2.84	2.95	2.73	2.76	2.92
Silver	g/tonne	26.22	30.43	29.52	31.57	29.94	31.23	27.14	31.91	30.45	22.29	23.44
Stall Concentrator:
Ore milled	tonnes	178,981	572,704	169,274	43,940	144,204	215,286	893,510	222,004	222,621	229,527	219,358
Gold	g/tonne	3.26	3.45	3.24	3.10	3.19	3.86	3.42	3.36	4.23	3.02	3.07
Copper	%	0.53	0.67	0.69	0.56	0.56	0.76	0.71	0.73	0.89	0.59	0.64
Zinc	%	3.22	3.90	4.32	3.61	4.20	3.44	4.33	4.62	4.12	4.05	4.54
Silver	g/tonne	29.68	28.31	24.97	31.04	29.55	29.53	26.54	29.90	30.20	21.74	24.46
Gold recovery	%	73.5	70.1	71.3	72.6	67.9	70.1	68.6	69.6	70.5	65.5	68.0
Copper recovery	%	85.9	86.7	86.5	83.4	84.7	88.3	87.4	84.4	88.3	85.4	91.7
Zinc recovery	%	79.3	79.0	78.0	34.6	84.8	84.7	86.2	81.7	88.1	87.1	88.4
Silver recovery	%	57.5	55.4	55.6	50.3	51.9	58.7	56.8	55.1	57.8	54.2	59.8
New Britannia Concentrator:
Ore milled	tonnes	181,403	624,631	179,808	92,765	162,934	189,124	715,198	185,592	191,298	167,899	170,409
Gold	g/tonne	6.06	6.87	6.68	6.88	6.48	7.37	6.29	5.99	6.77	5.31	7.03
Copper	%	1.04	0.95	1.08	0.76	0.65	1.18	1.04	1.17	0.93	0.94	1.13
Zinc	%	1.09	1.09	1.30	1.00	1.01	1.00	0.99	1.08	1.12	0.92	0.82
Silver	g/tonne	22.75	31.75	31.17	32.18	30.29	33.35	27.78	33.97	30.24	24.42	21.60
Gold recovery - concentrate and doré	%	90.4	89.8	88.6	91.8	89.4	90.3	89.7	90.2	90.0	90.0	88.6
Copper recovery	%	90.8	89.2	88.6	90.0	87.4	90.3	93.6	91.3	92.8	94.4	96.2
Silver recovery - concentrate and doré	%	82.2	79.0	77.1	78.5	78.0	81.6	80.9	79.6	79.9	83.1	82.0

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q1 2026	2025 [4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	47,743	173,453	47,423	22,441	43,235	60,354	214,225	51,438	62,468	43,488	56,831
Copper	tonnes	2,535	9,249	3,326	842	1,612	3,469	12,536	3,347	3,398	2,642	3,149
Zinc	tonnes	4,565	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798
Silver	ounces	213,208	800,198	214,493	102,132	197,970	285,603	995,090	283,223	281,397	210,647	219,823
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	45,274	169,041	43,226	23,118	46,932	55,765	212,243	50,239	57,238	42,763	62,003
Copper	tonnes	2,658	7,651	2,024	769	2,133	2,725	11,602	3,321	2,931	2,429	2,921
Zinc[1]	tonnes	3,897	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119
Silver	ounces	193,472	729,314	175,324	112,142	209,594	232,255	956,460	282,158	244,974	197,486	231,841
Combined unit cost [2,3]	C$/tonne	$254	$236	$248	$258	$241	$214	$226	$233	$211	$225	$235
Gold cash cost [3]	$/oz	$408	$549	$705	$379	$710	$376	$606	$607	$372	$771	$736
Sustaining gold cash cost [3]	$/oz	$833	$875	$1,110	$762	$1,025	$626	$868	$908	$553	$1,163	$950

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
5 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

		Q1 2026	2025[5]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [5]	Q4 2024	Q3 2024	Q2 2024	Q1 2024
British Columbia Operations [4]
Ore mined[1]	tonnes	2,916,152	9,368,918	2,395,166	1,815,689	2,509,969	2,648,094	11,360,125	2,374,044	3,098,863	2,164,722	3,722,496
Strip Ratio		7.06	7.46	7.18	8.84	7.50	6.73	5.98	7.36	6.05	7.61	4.10
Ore milled	tonnes	3,078,342	11,016,842	2,268,405	3,087,443	2,900,008	2,760,986	12,656,679	2,880,927	3,363,176	3,232,427	3,180,149
Copper	%	0.20	0.27	0.26	0.22	0.28	0.33	0.25	0.26	0.24	0.25	0.27
Gold	g/tonne	0.08	0.09	0.09	0.08	0.09	0.10	0.08	0.09	0.09	0.07	0.07
Silver	g/tonne	0.67	1.02	1.10	0.78	0.97	1.28	0.96	0.92	0.73	1.01	1.19
Copper recovery	%	78.9	78.6	78.4	76.6	81.0	78.3	82.4	79.5	84.1	82.3	83.4
Gold recovery	%	64.7	63.6	63.3	59.2	68.2	63.4	60.5	55.8	67.3	57.2	61.8
Silver recovery	%	64.6	69.7	71.4	65.5	71.8	69.8	71.8	69.0	71.2	73.9	72.4
Contained metal in concentrate produced
Copper	tonnes	4,821	23,784	4,705	5,249	6,634	7,196	26,406	5,927	6,736	6,719	7,024
Gold	ounces	5,187	20,001	4,010	4,760	5,670	5,561	19,789	4,644	6,274	4,454	4,417
Silver	ounces	43,042	252,811	57,475	50,816	65,040	79,480	280,499	58,933	55,963	77,227	88,376
Payable metal sold
Copper	tonnes	5,830	22,445	3,747	5,742	6,803	6,153	25,354	5,831	6,026	6,564	6,933
Gold	ounces	6,126	19,465	3,324	5,363	5,813	4,965	19,735	5,036	6,199	5,099	3,401
Silver	ounces	53,460	221,406	45,298	48,061	67,988	60,059	249,536	43,747	53,241	69,248	83,300
Combined unit cost [2,3]	C$/tonne	$25.23	$28.12	$39.80	$25.02	$24.51	$25.98	$20.39	$23.22	$15.58	$19.65	$23.67
Cash cost[3]	$/lb	$2.41	$3.06	$4.82	$3.21	$2.39	$2.44	$2.74	$3.00	$1.81	$2.67	$3.49
Sustaining cash cost [3]	$/lb	$7.81	$6.12	$8.87	$7.43	$5.18	$4.24	$5.29	$5.76	$5.06	$5.56	$4.85

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.